SkillSoft Corp

2002 Annual Report

The Building Blocks for Growth



PROFESSIONAL EFFECTIVENESS Personal Development Communication | Team Building | Management Leadership Customer Service | e-Learning | Project Management

1,220 COURSES, SIMULATIONS & LOCALIZATIONS 3,000+ HOURS OF INSTRUCTION & GROWING

BUSINESS EXPERTISE Finance | Business Law | Strategic Planning e-Business | Knowledge Management | Human Resources | Sales Financial Services | Operations | Administrative Support | Marketing

SkillSoft®

Company Highlights

	2000	2001	2002
Courses	243	624	1,220
Customer Base	111	330	510
Sales Force	51	75	91
Q4 Revenue	$1.8M	$8.0M	$15.2M

Direct Sales Force


11
51
75
91
Q4 '99
Q4 '00
Q4 '01
Q4 '02

Customer Base


0
111
330
510
FY '99
FY '00
FY '01
FY '02

Dear Shareholders,

Since becoming a public company in February 2000, SkillSoft has remained focused on executing our operating plan. We continue to have a single-minded focus on customers, and a sense of urgency remains our mode of operation. This has enhanced our position in the fast-growing e-Learning industry. Our success continued during fiscal 2002. During the year, we continued to put in place the "Building Blocks for Growth" by further expanding our course offerings, strengthening our technology solutions, adding salespeople and complementary technologies, and substantially growing our customer roster.

We are also very proud of our strengthened financial performance for the year. In fiscal 2002, we delivered record financial results and achieved profitability for the first time during the fourth quarter, in accordance with our plan. Our ability to meet this goal was especially gratifying given the difficult market conditions that persisted throughout the year and the overall slowing of the economy.

These successes highlight the fundamental strengths of our business model. They also serve as evidence that, in spite of ongoing economic challenges and broad-based efforts among companies to reduce costs, e-Learning solutions are gaining increased recognition among the Global 2000 companies as an effective and economical way to provide training for critical business skills. We are confident that SkillSoft will continue to benefit from this trend. We are committed to providing our customers with the most comprehensive range of flexible and cost-effective Web-based e-Learning solutions in the market. The Company currently offers an e-library with unmatched breadth of soft skills content, an extensive business skills and IT "referenceware" library, and advanced technology solutions such as SkillPort™, a Web-based software application that permits course users to access a wide variety of learning resources over the Web.



STRONG FINANCIAL RESULTS

For the year ended January 31, 2002, SkillSoft reported revenue of $44.3 million, an increase of 89% from $19.3 million in the previous year. Our net loss for the year was $9.6 million, or $0.65 per share, compared with net loss of $22.0 million, or $1.73 per share, for fiscal 2001.

In addition, the Company ended the year with a 12-month non-cancelable revenue backlog of more than $37 million and a solid balance sheet with $82.7 million in cash and investments, and no debt. Our strong cash position is important to our strategy of adding complementary product lines and technologies in order to increase our value proposition to our customers and establish additional revenue streams to grow our business.

EXECUTING OUR STRATEGY

In fiscal 2002, we took a number of important steps to advance our business strategy. In July 2001, SkillSoft raised $72 million in a public stock offering for the primary purpose of acquiring companies, product lines, and technologies that strengthen and extend our reach in the e-Learning market.

Using a portion of these proceeds in combination with stock, we acquired Books24x7.com in December 2001, thereby establishing a presence in the rapidly expanding IT segment with its referenceware product. Books24x7.com has built one of the highest quality digital content referenceware offerings in the industry, containing more than 1,700 digitized and searchable "best-of-breed" reference books, journals, research reports and documentation developed through relationships with more than 65 of the world's leading IT and business publishers such as Amacon, Harvard Business School Press, McGraw-Hill and MIT Press. We see significant opportunities to build this business and have acted swiftly to do so.



In December 2001, we promoted Jerry Nine, formerly Vice President, Sales and Marketing, to the position of Executive Vice President, Worldwide Sales and Marketing and General Manager of Books24x7.com, to head this new and exciting division. We have already begun to market our enhanced offering to existing customers and are focused on adding new Global 2000 companies looking for IT training solutions that were previously not part of our solution.

By leveraging our distribution network and our strong sales force, which grew to 91 members by the end of fiscal 2002, up from 75 at the end of the previous year, we expect to improve the sales of Books24x7.com products in the year ahead.

In addition, we acquired IT course content from a privately held IT product line company during the year. Once integrated into the SkillSoft platform, this purchase will add more than 300 hours of course content to our course catalog, predominantly in the categories of Desktop and Web developer.

Another important milestone in fiscal 2002 was the release of our 1,000th title. Our stated goal at the beginning of the fiscal year was to add 400 new courses, translations, localizations, and SkillSimulations™, our new series of Web-delivered, interactive business simulations, to reach the 1,000 mark. We surpassed that goal, adding 596 new titles during the year, and concluded fiscal 2002 with a total of 1,220. Of these, 621 courses are offered in US English, and 599 courses have been localized for international markets, where sales constituted some 12% of total revenue for the year.

The strength of these solutions and the efforts of our sales team resulted in impressive customer wins during the year and allowed us to further penetrate our existing customer base. In fiscal 2002, we added 180 new customers, ending the year with a total of 510. Among these were leading companies across a broad range of sectors such as J.D. Edwards, General Motors, Saab, Mellon Bank and the United States Department of Agriculture, to name a few.

In addition, we continued to expand our existing relationships with many of our largest customers including Verizon, Raytheon, PricewaterhouseCoopers, and the IRS. Not only did we achieve an annual renewal rate of 80% for the year, customers renewing their contracts increased their annual spending commitment by an average of 35%. We see these results as a strong endorsement of our solutions, especially given the current business environment and the tightening of training budgets in many corporations. Further, we are particularly gratified by such contracts as they reflect our customers' high level of satisfaction and their ongoing commitment to leveraging our solutions to strengthen their workforces.



LOOKING AHEAD



Going forward, we will continue to focus on building our business and enhancing the breadth of our solutions. We are confident that in fiscal 2002 we firmly established the "Building Blocks" upon which we will continue to grow our business and enhance our position in the e-Learning market. This strong foundation includes enhanced course content incorporating higher levels of learning, a strong IT and business skills referenceware library, Desktop and Web developer IT courses (which we plan to release in the 2nd half of fiscal 2003), technology solutions such as SkillPort (to which we added enhanced features and functions), and an expanded sales force and customer base.

We are also committed to further expanding our comprehensive product offering and expect to develop another 400 business skills courses, translations, localizations and SkillSimulations, and anticipate adding some 1,000 new referenceware titles to our already broad Books24x7.com offering of 1,700+ digitized books.

In conclusion, we would like to acknowledge that our fiscal 2002 accomplishments are a result of the ongoing hard work and dedication of our employees. We also want to thank our customers, our partners and our shareholders for their continued confidence in us. We are excited about the year ahead and see tremendous opportunities for our company. We look forward to reporting on our achievements as we move ahead.

Sincerely,

Charles E. Moran
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2002

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File 000-28823

SKILLSOFT CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE *(State or other jurisdiction of incorporation or organization)*	02-0496115 *(I.R.S. Employer Identification No.)*
20 INDUSTRIAL PARK DRIVE NASHUA, NEW HAMPSHIRE *(Address of principal executive offices)*	03062 *(Zip Code)*

Registrant's telephone number, including area code (603) 324-3000

Securities registered pursuant to section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:
(Title of Class)
Common Stock, $0.001 par value per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

The approximate aggregate market value of Common Stock held by non-affiliates of the registrant as of March 31, 2002 was $226,807,298.

On March 31, 2002, the registrant had outstanding 17,377,388 shares of Common Stock, $.001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file with the Securities and Exchange Commission a definitive proxy statement with respect to the Annual Meeting of Stockholders to be held on June 13, 2002. Portions of such proxy statement are incorporated by reference into Part III of this Form 10-K.

SKILLSOFT CORPORATION

FORM 10-K

TABLE OF CONTENTS

PART I

Any statement in this Form 10-K about future expectations, plans and prospects for SkillSoft, including statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including those set forth in Item 7 under the heading "Future Operating Results".

As used in this Form 10-K, "we", "us", "our" and "SkillSoft" refer to SkillSoft Corporation and its subsidiaries.

Item 1. *Business*

General

We are a global provider of comprehensive e-Learning solutions to large businesses and governmental organizations. We focus on a variety of professional effectiveness and business topics (commonly called "soft skills" or "business skills") that we believe represent the most critical skills required of employees in increasingly dynamic and complex work environments. Our solutions are designed to address training issues that support our customers' business objectives and to provide a system of continuous support to working employees. Our solutions are based on open standards Web technologies and flexible, low bandwidth architecture, enabling users to access the material they need, with the specificity or breadth that they require, anytime or anywhere that they may need it.

We provide our customers with a comprehensive offering of Web-based training courses and integrated performance support tools (or e-Learning solutions). Our library encompasses a wide array of professional effectiveness skills, such as management, leadership, communication, project management and customer service, as well as business topics such as finance, marketing, sales and strategic planning. All of our content is developed within our object-oriented architecture and organized into flexible learning objects that can be immediately drawn upon collectively or individually. Our total library consists of over 1,200 courses (including SkillSimulations™ and translated and localized versions), representing over 3,300 hours of content and over 12,000 learning objects. We develop most of our courses in cooperation with outside organizations that assemble our courses using our proprietary Web-based tool set, often using their own subject matter experts.

We recently purchased partially developed technology and courseware from a privately held information technology (IT) product line company. Once the IT course content is fully repurposed onto our architecture, we will offer over 300 hours of instruction, predominately in the desktop and Web developer areas, with full functionality on our SkillPort personalization and learner management system.

In December 2001, we acquired Books24x7.com, Inc. Founded in 1994, Books24x7.com is recognized as a leading provider of referenceware solutions offering subscription clients detailed online searches to more than 1,700 unabridged IT and business books. Referenceware solutions are Web-based applications that enable users to access fully searchable, collaborative and personalizable libraries of professional reference content in areas such as IT, business and common office applications. Books24x7.com's patent-pending technology platform gives users the ability to perform multi-tier searches of its referenceware lines: ITPro, BusinessPro and OfficeEssentials. In addition, Books24x7.com provides the three critical components required for a successful referenceware solution:

- a proven XML-based technology platform backed by professional implementation services;
- premium, trusted content from more than 65 publishers; and
- a superior business model designed to provide customers maximum content value per dollar invested.

The operations of our Books24x7.com Group are based in Norwood, Massachusetts.

Background

The corporate training market is large and growing. We believe that a substantial majority of the corporate training market is comprised of soft skills and IT skills training. We believe that the growth in corporate training in general and soft skills training in particular is being driven by:

- the evolution of our economy to a service-based and knowledge-based economy, in which the skills of the workforce often represent the most important corporate assets;
- the increasing recognition by businesses that it is imperative to continually improve the skills of their employees in order to remain competitive;
- the rapidly evolving business environment, which necessitates continual training and education of the employee base; and
- the increased competition in today's economy for skilled employees and the recognition that effective training can be used to recruit and retain employees.

Although corporate training has historically been dominated by traditional classroom instruction, e-Learning solutions are rapidly changing the manner in which corporations improve the skills of their workforce. By providing real-time accessibility and user-focused specificity, we believe that e-Learning is changing the training and education process from a distinct event — often off-site and limited in scope — to a process of continuous learning for employees. Given the rising needs for training in increasingly complex working environments, we believe that properly designed and deployed e-Learning solutions can effectively address the needs of companies seeking to provide comprehensive, enterprise-wide training.

We believe that e-Learning solutions present a significant opportunity for corporations to effectively train and support their workforce. Like traditional technology-based training solutions, such as CD-ROMs and client/server applications, e-Learning solutions alleviate the inefficiencies associated with classroom training, including travel costs, scheduling difficulties and the opportunity costs of employees' time. In addition, however, e-Learning provides benefits beyond other technology-based training methods that make it more flexible, effective and cost-efficient. For example, e-Learning solutions provide more timely and simplified deployment, the flexibility of self-directed and personalized learning, improved ease of use, and enhanced product/user support and administrative functionality. Furthermore, through the use of object-oriented database technologies, e-Learning solutions provide access to content anytime, anywhere and in the exact amount required.

Products

Product Library Overview

With over 1200 courses across 21 major curricula, we are an industry leader in e-Learning content solutions for today's critical business skills. Through our focus on business skills and our track record in fast and effective execution, we are delivering e-Learning content that excels in terms of depth, breadth, up-to-date relevance, interactive learning design and Web deployment flexibility. With the addition of Books24x7.com professional referenceware, we offer users over 1,900 IT and business titles from 65 of the world's best known publishers. Similarly, we have recently added 300 hours of IT content to address the growing need for desktop applications and Web developer skills, which we plan to offer in the second half of the fiscal year ending January 31, 2003. Together, these e-Learning components offer organizations an array of options based on user preferences — whether students need to immerse themselves in the subject matter or they need to quickly reference content for five to ten minutes of on-the-job performance support.

Critical Business Skills Courseware and Simulations

Our comprehensive library of e-Learning courses and learning objects encompasses a wide array of professional effectiveness skills and business topics. As of January 31, 2002, our library included 1,220 course offerings (consisting of 621 course titles and SkillSimulations and 599 localized or translated courses) which are divided into two categories: Professional Effectiveness and Business Expertise. Within these categories, we offer courses on the following curricula:

Professional Effectiveness	**Business Expertise**
Management	Finance
Leadership	Marketing
Team Building	Sales
Communication	Strategic Planning
Personal Development	Human Resources
Customer Service	Knowledge Management
Project Management	Operations
e-Learning	e-Business
	Industry Foundations
	Financial Services
	Administrative Support
	Business Law

Each of these curricula typically includes several series of courses. For example, within the Project Management curriculum are series entitled "Professional Project Management," "Advanced Risk Assessment for Project Management" and "Project Scope Management." Each series is, in turn, comprised of three to eight individual courses, which are generally two to three hours in length. Courses cover a number of different lessons, and each lesson encompasses a number of different topics. All of our courses are organized in a modular format, allowing users to take the entire course, or only those portions of the course that are relevant to them.

Some of our business skills courses are available in up to ten different languages including Italian, Japanese, Mandarin Chinese and Latin American Spanish. Over 250 of our courses have been localized for use in the United Kingdom. During the coming year, we plan to expand our localization efforts to include Germany and France.

Books24x7.com Group

Our Books24x7.com Group offers several core, topically organized referenceware products drawing upon leading professional reference books, journals, research reports and documentation. Its Web-based platform enables users to browse, read, search, and collaborate without plug-ins. Each product can also be customized with proprietary content hosted and securely delivered by Books24x7.com.

ITPro Collection is geared toward technology professionals including developers, network administrators, technology executives, information services managers and technical support representatives. This collection contains over 50 IT publishers including industry leaders such as Coriolis, Element K Journals, Giga, McGraw-Hill, Microsoft Press, MIT Press, Osborne, Sybex and Wiley.

BusinessPro Collection is geared toward professionals whose role requires exercising critical business judgment. This collection contains over 30 business skills and professional development publishers including industry leaders such as Amacom, ASTD, Berrett-Koehler, Harvard Business School Press, Jossey-Bass, Oxford University and Wiley.

OfficeEssentials Collection is a specialty collection geared toward non-technical users who require occasional real-time assistance with common office applications. This collection contains award winning content, including the Dummies™ series, is written in a comfortable, easy-to-understand tone and can be deployed to desktops to relieve Help Desk congestion, or provided as an end-user "safety-net" during migration to new platforms such as Windows 2K or XP.

IT Skills Courseware

In March 2002, we began delivering some of our IT content to the global business market with significant strengths in terms of relevance, interactive learning design and Web deployment flexibility. We plan to offer the balance of our IT content in the second half of the fiscal year ending January 31, 2003. Our IT content is focused in the areas of desktop applications and Web developer tools covering series such as Microsoft Office applications, Microsoft Windows, XML, Java 2, Microsoft C++, and Microsoft ASP 3.0 training. In addition, many of the desktop and Web developer courses have been developed according to objectives and guidelines of accepted Certification Programs. Our IT skills instruction is designed to encourage and prompt frequent user interaction with the course content. We maintain courseware integrity and effectiveness by offering a balance of instructional text, practice exercises, and quizzes.

In addition, our IT courses offer both guided and non-guided practice. After completing guided simulation exercises within the courseware, course users are afforded the opportunity to practice on their own in a particular live software application or live software development environment. Our view is that in order for an IT e-Learning experience to truly deliver new skills, once the course experience is complete, the users must be confident that they can effectively use the application without guidance.

The SkillSoft Instructional Design Model

Our Instructional Design model is based primarily on the concepts of performance-oriented instruction, mastery and the sequencing of instructional activities and strategies. The model draws heavily from adult learning principles that emphasize learner initiative, self-management and experiential learning. The design of each SkillSoft course starts with the definition of user-focused performance objectives and then proceeds to the selection and implementation of instructional strategies and learning activities appropriate for those objectives. Frequent practice questions or exercises along with assessments measure users' achievement of those objectives. This robust, yet flexible, design methodology creates an instructionally sound framework for the design and development of highly interactive, engaging and instructionally effective courses — regardless of the content focus or level of learning.

Our Instructional Design model is intended to meet the challenge of creating effective and engaging instruction within the real-world constraints of the Web and our corporate customers' global computer networks. Our design, development and quality assurance standards and processes are all geared toward insuring each course meets our expectations for the best instruction possible.

Each course in our library includes:

- learning outcomes specified by performance goals and objectives;
- content and learning activities based on specified objectives;
- assessment based on the knowledge and skills specified in the objectives;
- pre-assessment to evaluate knowledge prior to instruction;
- post-assessment, called Mastery, to evaluate knowledge after instruction;
- instructional strategies and multimedia elements tailored to the specific course content;
- instructional strategies appropriate for the content and learning level, such as examples, behavior modeling and simulation; and
- levels of learning appropriate for the content and the target audience.

The theories and principles embedded within our Instructional Design model are actualized via:

- friendly, intuitive graphical user interface;
- course structure and interface that supports self-paced, user-controlled instruction;
- unlimited access to instruction and mastery assessments;
- standardized templates to create unified and predictable functionality;

- rich variety of presentation, practice, and assessment templates supporting high levels of user interactivity and engagement; and
- standardized, yet flexible, flow of instruction.

Starting from this set of common elements and attributes, our courses then include the instructional strategies most suitable for the content and specified objectives. For instance, the approach to teaching communication skills is different from the approach to teaching finance or accounting skills and the strategies used to teach these two business content areas differ from those used to teach computer and software skills.

Learning Design for Business Skills

Our courses cover a broad range of business and professional effectiveness curriculum areas. Some are very straightforward, such as finance; others are "softer", or more behavioral, such as communication skills, calling for a different set of instructional presentation and practice strategies. In addition, we have a strong commitment to reach the highest possible levels of learning in each course — including as much application and analysis level as possible supported by strong foundational learning at the knowledge and comprehension levels.

The key instructional features and strategies in our business skills courses are:

RolePlay™ Exercises — RolePlay exercises present users with realistic interactive simulations of everyday workplace scenarios. RolePlay exercises have multiple possible outcomes based on users' responses to the simulation's interactions. When integrated into course topics, RolePlay exercises allow users to freely explore the impact of handling realistic work situations in different ways. At any time during a RolePlay exercise, the user can explore alternative responses to see the impact of those choices. This user-driven exploration is key to real learning. People learn as much, or more, from their mistakes as from the things they do correctly. RolePlay brings this principle home to e-Learning. With over 1,000 RolePlay simulations integrated into our courseware library, we are an industry leader in delivering simulation-enriched e-Learning solutions.

Audio-enabled Learning — Another key feature in our business skills instruction is audio-enabled learning. This feature, which can easily be turned on or off based on user preference, greatly enhances engagement and retention for many users. Audio can be especially key to the instructional effectiveness of behavior modeling, RolePlay exercises and SkillSimulations.

Simulated Dialogs — The ability to observe behaviors and their outcomes (positive and negative) is a key strategy for teaching professional and behavioral skills. The simulated dialog strategy gives users an opportunity to observe and listen to the conversations of two or more people. The inclusion of "character" audio enhances the emotional and tonal qualities of the conversation, while the varying facial expressions and body language offer another layer of interpretation. These features, combined with the spoken words of the characters, provide realistic vignettes or scenarios in which varying aspects of a behavioral skill can be presented.

Case Studies — A case study strategy describes a complex situation, often in the form of a story, and then asks the user to explore its characteristics and possible resolutions. Complexity is the primary difference between case studies and examples that can be easily presented and practiced through other types of strategies, such as multiple choice and matching. Case studies are used to achieve learning at the application and analysis levels and to present examples of content within appropriate business contexts.

Animations — Animations are an important extension of our leading visual design. We use animations when movement is an important part of the teaching point and when the content requires that the user's eye be drawn to a specific area of the screen. Examples of content areas where animations can enhance learning effectiveness include instruction on process and dataflow diagrams, hierarchical and dependency relationships and changes in state or perspective. Our animations, as is true with all our courses and simulation products, require no plug-in technologies or special servers to deliver.

Online Job Aids — Our courses include online job aids that help transfer newly learned skills back to the job or serve as a "refresher" course on a previously learned skill. Our job aids are courseware "take-aways" that can be used as-is, or tailored to meet a user's needs. Each job aid can easily be edited to reflect a user's organization-specific information, and users can add organization-specific job aids that they have independently developed.

Learning Aids — Learning aids are tools or documents used in support of course content presentation and practice. They are designed to support specific course context or content, and, therefore, are not available for use outside of the course. Learning aids could appear as worksheets (interactive or passive), reference documents too large to include in a standard template, complex charts or graphs or a variety of other formats. Only the content and the chosen instructional strategies limit the variations.

Accelerated Path™ — This feature lets users demonstrate content proficiency prior to instruction. Based on users' assessment results, our courses provide guidance to the users to help them bypass content that they already know. With employee time away from the job widely recognized as the dominant expense in any business training effort, the savings offered by Accelerated Path can be very compelling.

SkillSimulations — SkillSimulations are instructional tools that extend the learning advantages of RolePlay into larger, more complex e-Learning experiences. SkillSimulations are expanded business simulations designed to give users an opportunity to practice new skills in realistic work situations. Each SkillSimulation, typically 20-to-40 minutes in duration, provides users with an opportunity to practice multiple courses within a SkillSoft series. Users practice these skills by navigating through different scenarios in which they encounter a variety of business problems. As in real life, users have the opportunity to select different courses of action, and the scenario unfolds according to the user's choice of actions. Events such as telephone calls, meetings and interruptions add to the reality of each scenario.

SkillSimulations, with integrated links to their corresponding SkillSoft course series, provide a powerful learning experience that allows the user to immediately apply newly gained knowledge to challenging business situations. This results in engaging learning experiences and real skill transfer.

Learning Design for IT Skills

Our library of IT courses is currently divided into two curriculum areas: desktop applications and Web developer applications. These courses focus on teaching users how to use the features and functions of software applications, Web development tools and programming languages. When appropriate, the courses also cover concepts vital to understanding why, when, or how specific functions or procedures are used.

Like our business skills courses, the instructional strategies chosen for use in an IT course are largely dependent on the course content and objectives. Learning the use or function of buttons, menu items and other familiar software elements is largely a knowledge and comprehension task. Learning the steps to complete a specific task is very procedural and best achieved via observation, followed by practice, with varying degrees of guidance, feedback and support. In support of these and other IT-related learning goals, our IT courses include static and interactive explanations, step-by-step demonstrations of how to perform specific procedures, guided practice activities, and sample coding solutions. Most importantly, our IT courses also include reinforcing optional practice activities designed to be used by the course user in the "real" or "live" software application environment. Topic-level quiz questions and the inclusion of mastery assessments at the end of each course are designed to further reinforce the learning. Pre-assessments are also available to help users gauge their level of knowledge prior to starting the instruction.

The key instructional features and strategies in the IT skill courses are:

Interactive Graphics — Our IT courses use a variety of interactive graphics to present and explain software features and functions, such as buttons, menu items, coding or tagging parameters, and syntax. This strategy is also an effective method to break down complex concepts into smaller, graphically represented parts, or to separate lines of code into smaller sections. Clicking or selecting each of these graphically portrayed "parts" produces additional information or explanation about that specific part.

Demos — We believe one of the best ways to start learning a new skill or procedure is to simply watch someone else do it. "Demos" in our IT courses are automated demonstrations of software procedures and tasks. Most typically, the demonstration will divide the procedure or task into specific steps and then sequentially "show" those steps to the user. As the Demo moves from one step to the next, a simulated representation of the software shows what happens next and additional text explains what is happening. Demos are usually the first layer in a series of presentation and practice activities.

Interactive Exercises — There are several types of interactive exercises used in our IT courses. **TryITs** are guided interactive exercises. The user is prompted to perform each step in a procedure, or supply lines of code that build upon themselves to achieve a specified end result. After each step is successfully completed, the simulation presents instructions on what to do next. Layers of feedback and the ability to try again vary from course to course, depending on the content and the instructional intent. This type of interactive exercise includes a "Reset" button that allows users to clear the exercise and start over as many times as they like.

The **UseIt** exercise is an interactive problem-solving activity. Each UseIt presents a problem to solve or task to complete, along with general directions. If users require more support, they can click a "Hint" button to see more detailed instructions. After completing the exercise, users click a "Submit" button to receive feedback. If the answer is correct, the user is prompted to move forward with the instruction. Incorrect answers result in corrective feedback and multiple chances to try again. After three incorrect attempts, the correct answer is automatically provided in the feedback. In more complex content, some UseIts contain a "View" button that reveals additional information about the solution.

More standard kinds of questions — labeled with **QUIZ** or **ReinforceIT** icons — are scattered throughout the instructional topics to assess user understanding of key course content. Questions are presented in multiple choice, matching and text entry formats, and are accompanied by reinforcing or corrective feedback.

SkillChecks and Optional Practice Exercises — These learning activities are designed to provide the user with an opportunity to apply new knowledge and skills within a "real" or "live" software application environment. They usually appear as the last topic in a lesson, or as a closing exercise in the last topic of a lesson. Both types of exercises typically build on skills practiced previously in the course and are designed to cover multiple learning objectives. After completing a series of these activities, users will have a set of documents or products demonstrating proficiency with the skills taught by the course.

Web-Based Architecture and Deployment

Our Web-based architecture and deployment strategy enables us to provide a number of features to support users in their learning. Examples include:

- SkillPort™, which is a Web-based software application that permits course users to access a wide variety of learning resources over the Web. SkillPort includes personalization tools for assessing a user's learning requirements and creating and managing individualized learning goals and plans. Through SkillPort, course users can find thousands of SkillBrief articles and books that build upon our existing library of courses. Users can also join an online learning community where they can share questions and ideas in discussion groups. Our advanced modular architecture also helps corporate customers achieve greater learning impact and cost-effectiveness by giving them flexibility in selecting only those SkillPort modules most appropriate to their enterprise learning goals.

- Search-and-Learn™ technology, a key component of SkillPort, which adapts search engine technologies to the object-oriented nature of our content architecture. Using Search-and-Learn technology, users can perform keyword-based, intelligent searches covering their company's entire library of licensed SkillSoft courses. Our software presents them with a list of the specific courses, topics, Online Job Aids and SkillBrief articles that match their identified training needs, enabling them to directly access that information — when and where they need it. This intelligent search capability is designed to locate the relevant sections of course content rather than every mention of the word in any course.

- SkillBriefs, which are one-page summaries of over 3,000 topics, offer on-the-job performance support. They can be used while taking a course, as a 5-minute learning event or anytime a student needs a refresher.
- Course Customizing Toolkit, which offers a simple and comprehensive method of individually customizing our courses by organizing specific content and examples, or combining topics or learning objects from different courses using a user-friendly template.
- Assistive Technology Support, which is designed to address the requirements of Section 508 of the Rehabilitation Act of 1973, which provides that as of June 2001, computer software applications purchased or developed by federal agencies must be designed for accessibility by people who are blind, deaf or have poor motor skills. We have aggressively worked to adapt our online business skills courseware to meet the requirements established by Section 508. This development work is in keeping with our general corporate philosophy to help organizations "democratize" training and give all employees accessibility to training and development opportunities anywhere, anytime. Our US English Business Skills courseware now provides any user in a government or commercial organization with sight, hearing and/or mobility limitations, equal access to our courses through the use of assistive technologies such as screen readers.

Our products incorporate the latest Web technologies that we believe substantially improve our product performance. Our courses and support tools are developed using cross-platform technologies such as HTML, XML, ColdFusion, Java and JavaScript. Our products employ advanced compression and database management techniques, which allow our products to deliver high-quality performance within our customers' bandwidth constraints. This enables us to provide our e-Learning solutions to all users, not just those with the most powerful computers, quickest modems and highest resolution monitors.

We also offer a fully hosted Application Service Provider (ASP) model as a deployment option for companies who prefer to have users access its courses from SkillSoft-managed servers via the internet rather than host the courses on their own intranet. For many customers, this option can significantly simplify and shorten the implementation process.

Course Content and Development

We develop most of our business skills courses in cooperation with outside organizations that provide content and assemble the courses. We generally work with three to six outside developers. These organizations assemble courses using our course development toolkit and following our Instructional Design model. The content for these courses is supplied either by us, by other companies from which we have licensed content, or by the developer, based on an outline jointly defined by us and the developer. The course development process is a collaborative exercise between our outside developers and us. Our developers develop anywhere from five to 50 courses annually, at a set price per course.

Our course development software tools are a key element of our business strategy. By requiring that our content providers use our toolkit rather than commercially available authoring and development software, we ensure that all our courses — even those being developed by different content providers — incorporate our Instructional Design model, our "look-and-feel" standards and the Web-based deployment features that we require in our courses. This toolkit also enables our content providers to develop courses more quickly, which improves our speed-to-market and lowers our course development costs. Our content partners cannot use our toolkit to design content for any other customers or competitors. Owning our course development toolkit technology also enables us to enhance our toolkit whenever and however we see fit as we respond to large customer opportunities, potential competitive threats and changing market conditions.

The content for our referenceware is licensed exclusively from third party publishers.

Product Pricing

The pricing for our courses varies based upon the number of course titles licensed by a customer, the number of users within the customer's organization and the length of the license agreement (generally one, two or three years). Our license agreements permit customers to exchange course titles, generally on the contract anniversary date. Some product features, such as SkillPort, the Course Customizing Toolkit, and ASP hosting, are separately licensed for an additional fee. A referenceware license gives users access to the full library within one or more collections (ITPro, BusinessPro and OfficeEssentials) from our Books24x7.com Group. The pricing for our referenceware licenses varies based on the collections specified by a customer, the number of users within the customer's organization and the length of the license agreement.

Services and Support

We offer a broad range of support and services to our customers through our professional services organization. We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, customer satisfaction and continued revenue growth.

Installation support. We have application engineers available to assist customers with the installation of our products. These engineers test the software and courses within the customer's network to ensure that they run successfully both on the network and at employees' computers.

Implementation consulting. We employ implementation consultants to assist customers in planning and implementing their training programs. These individuals offer expertise in establishing training success criteria, planning internal marketing programs and communicating with course users. These implementation consultants work in close coordination with our application engineers and sales representatives and are an important component of our efforts to monitor and ensure customer satisfaction.

Technical support. We also provide telephone support to our customers through our technical support engineers. They are available to assist customers seven days per week, 24 hours per day.

Given the nature of our product offerings, these services and support do not require significant resources. As of January 31, 2002, our professional services organization consisted of 40 people.

Sales and Marketing

We use a multi-prong sales strategy, consisting of

- a direct sales force for larger accounts;
- a telesales force for lead generation; and
- resellers for small and mid-sized accounts and some international markets.

We believe this strategy enables us to focus our resources on the largest sales opportunities, while simultaneously leveraging the contacts and employees of our resellers to address opportunities that may not be cost-effective for us to pursue directly.

As of January 31, 2002, we employed 130 sales professionals, telesales, and sales management personnel. Each account executive reports to either a regional sales manager or a regional sales vice president who is responsible for revenue growth and expense control for his or her area. We presently employ two regional sales vice presidents in the United States, a Director of Channel Sales and a Vice President/Managing Director of International Sales and Marketing, a Director of Strategic Alliances and a General Manager of Client Services, each of whom reports to our Executive Vice President, Sales and Marketing. Our sales professionals have significant sales experience, as well as extensive contacts at the corporate customers that we target. The sales process for an initial sale to a large customer typically ranges from three to 12 months and often involves a coordinated effort among a number of groups within our organization.

We use sophisticated salesforce automation software to track each prospect and customer through a sales cycle covering the following seven stages: prospect, qualify, discovery, evaluation, proposal, negotiate and close. Each step of the sales cycle has certain exit criteria that must be satisfied before the prospect can progress to the next stage. Our senior sales executives hold review meetings once each quarter with our regional sales vice presidents and their account executives to assess their 90-day forecast, 120-day pipeline development and longer term territory strategy. Our regional sales vice presidents, regional sales managers and their account executives typically confer weekly throughout the quarter to review progress toward quarterly goals and longer term business objectives and for coaching sessions.

Our products are resold by a number of leading education technology vendors.

For the fiscal year ended January 31, 2002, 12% of our revenue was generated outside the United States. We opened an office in the United Kingdom in September, 1999, which serves as the hub of our international operations. We also opened an office in Sydney, Australia in February 2000. We employ a direct sales force in the United Kingdom and Australia but our strategy is to address other international markets — such as continental Europe and the Far East — primarily through resellers.

Our marketing organization utilizes a variety of programs to support our sales team. As of January 31, 2002, our marketing organization consisted of 13 employees. Our marketing programs include:

- telemarketing;
- product and strategy updates with industry analysts;
- articles in the trade press;
- public relations activities and speaking engagements;
- printed promotional materials;
- promotional materials on our Web site;
- "roadshow" tours, seminars and trade shows; and
- quarterly online discussions, using "chat room" technology, on subjects such as the successful implementation of Web-based training programs.

Customers

We market our products primarily to large businesses and governmental organizations. We believe the subject matter of our products has appeal across a wide range of business sectors, including technology, financial services, telecommunications and manufacturing.

No customer accounted for more than 10% of our revenue for the fiscal year ended January 31, 2002.

Product Development

We devote substantial resources to the development of new and innovative technologies that increase the effectiveness of our courses and that support emerging Web standards. Our future success will depend in part on our ability to anticipate and respond to changes in technologies and customer demands, enhance the technological features of our courses, and develop and introduce new course titles. We are currently in the process of integrating the partially developed technology and courseware that we recently acquired from an IT product line company.

The content for our courses is supplied by outside parties working in cooperation with our product development personnel. The content for our referenceware products, available from our Books24x7.com Group, is supplied exclusively by third party publishers.

Our product development efforts are focused primarily on enhancing our Web-based architecture and technologies and our Instructional Design model that underlies the development and structure of all of our courses. Our development personnel also produce our SkillBriefs and SkillSimulations. As of January 31, 2002, we had 93 employees engaged in product development and production activities. We also utilize independent contractors for some product development work. We expect to continue to commit significant resources to research and development in the future. To date, all research and development expenses have been expensed as incurred.

Competition

The market for corporate education and training products is fragmented and highly competitive. We expect that competition in this market will increase substantially in the future for the following reasons:

- The expected growth of this market.
- The low barriers to entry. In particular, we do not believe that proprietary technology is an important competitive factor in this market.
- Our course content providers are often not prohibited from developing courses on similar topics for other companies, provided that they do not use our toolkit or templates.
- The fragmented nature of the competitive landscape, including many small competitors in the technology-based segment of the market.

One source of competition for our products is the internal educational and technological personnel of our potential customers. If an organization decides to use external providers to supply some or all of its training, our principal sources of competition in the corporate education and training market are:

- Providers of traditional classroom instruction. Many of the companies in this category are attempting to adapt their courses to e-Learning formats suitable for access via Web browsers.
- Providers of CD-ROM training courses.
- Suppliers of online corporate education and training courses, including Thomson Learning (through subsidiaries such as NETg, Course Technologies and Drake Beam Morin), SmartForce, Element K and MindLeaders. Our Books24x7.com Group competes with companies such as Safari, a joint venture between Pearson Technology Group and O'Reilly & Associates, which offers aggregated content primarily restricted to its own titles on a subscribe-by-the-book model, and Online Computer Library Center Inc., a non-profit organization (through its netLibrary subsidiary), a provider of e-books on a check-in/check-out basis primarily to libraries.

We believe that the principal competitive factors in the corporate education and training market include:

- the breadth and depth of the course content;
- performance support and other features of the training solution;
- adaptability, flexibility and scalability of the training products offered;
- the deployment options offered to customers, in particular, low bandwidth access;
- customer service and support;
- price/value relationship;
- relationships with the customer; and
- corporate reputation.

Although we believe that we currently compete favorably with respect to those factors, we may not be able to maintain or improve our competitive position. Many of our current and potential competitors have longer operating histories, greater name recognition and greater financial, technical, sales, marketing, support and other resources than we do. Increased competition may result in lost sales and may force us to lower prices, which would adversely affect our business and financial performance.

Proprietary Rights

We do not believe that proprietary technology forms an important or valuable part of our business skills and IT skills courseware offerings. We believe that the creative skills of our personnel in developing new products and technologies, our ability to develop and introduce new products rapidly and our responsiveness to customer demands are more important than the availability of legal protections for proprietary rights. We currently have one patent application pending with respect to our Books 24x7.com product offerings.

We attempt to avoid infringing upon intellectual property and proprietary rights of third parties in our product development efforts. However, we do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If our products violate third-party proprietary rights, we could be liable for substantial damages. In addition, we may be required to reengineer our products or seek to obtain licenses to continue offering the products, and those efforts may not be successful.

We currently license from Agere Systems, Inc., Macromedia, Inc. (formerly Allaire Corporation) and other third parties some technology — including data compression technologies and tools for developing Web applications — and some course content that we incorporate into our products. We also license content for our referenceware from third party publishers. This technology and content may not continue to be available to us on commercially reasonable terms. The loss of this technology or content could result in delays in development and introduction of new products or product enhancements, which could have a material adverse effect on our business and financial performance. Moreover, we may face claims from others that the third-party technology or content incorporated in our products violates proprietary rights held by those claimants. We may also face claims for indemnification from our customers resulting from infringement claims against them based on the incorporation of third-party technology or content in our products. Although we are generally indemnified against such claims, in some cases the scope of that indemnification is limited. Even if we receive broad indemnification, third party indemnitors are not always well capitalized and may not be able to indemnify us in the event of infringement. In addition, such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could materially adversely affect our business.

SkillSoft, SkillPort, RolePlay, Search-and-Learn, e-Learning for the Knowledge Economy, NetUniversity and Accelerated Path are registered trademarks or servicemarks of SkillSoft.

Employees

As of January 31, 2002, we had 314 employees, of whom 143 were engaged in sales and marketing, 93 were engaged in product development, 40 were engaged in customer service and support, two were engaged in product production and 36 were engaged in executive management, finance and administration. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Item 2. *Properties*

Our headquarters are located in an aggregate of 49,183 square feet of office space in Nashua, New Hampshire, of which 23,783 square feet of space is subject to a lease that expires in February 2004 and 25,400 square feet of space is subject to a lease that expires in June 2006. The operations of our Books24x7.com Group are located in 10,137 square feet of office space in Norwood, Massachusetts under a lease that expires in December 2005. We also lease sales offices in the Dallas area, the United Kingdom and Australia and have a development center in Belfast, Northern Ireland. We believe that our existing facilities are adequate to meet our current needs and that suitable additional or substitute space will be available on commercially reasonable terms when needed.

Item 3. *Legal Proceedings*

We, several of our executive officers and key employees, and our largest investor are named as defendants in a lawsuit pending in the Circuit Court of Cook County, Illinois filed by National Education Training Group, Inc. (NETg), the former employer of several of those individuals.

NETg's most recent complaint alleges in substance that:

- Charles E. Moran, as the former President of NETg, breached his fiduciary obligations to NETg by usurping NETg's corporate opportunities, by commencing a rival business while still employed by NETg and by soliciting NETg personnel to join his rival business while still employed by NETg;
- Jerald A. Nine, as the former Vice President of Sales and Marketing of NETg, breached his fiduciary duty to NETg by assisting Mr. Moran in the creation, commencement and operation of the rival concern prior to Mr. Nine's resignation from NETg, by assisting Mr. Moran in the usurpation of corporate opportunities, by failing to inform his superiors at NETg of Mr. Moran's plans to form a rival business and by otherwise failing to use his best efforts on behalf of NETg while still employed there;
- We, Mr. Moran, Mr. Nine, Mark A. Townsend, Dennis E. Brown, Lee A. Ritze and Sally Hovis misappropriated trade secrets of NETg, and we and Mr. Moran tortiously interfered with NETg's "prospective economic advantage;"
- Mr. Moran, Mr. Townsend, Mr. Nine, Mr. Ritze, Mr. Brown and Ms. Hovis breached certain confidentiality and proprietary matters policies of NETg by misappropriating trade secrets and disclosing confidential and proprietary information during and after their employment with NETg;
- Mr. Moran, Mr. Townsend, Mr. Nine, Mr. Ritze and Mr. Brown breached the conflict of interest policy of NETg's former corporate parent, National Education Corporation, by failing to disclose that Mr. Moran formed and solicited funding for us, that Messrs. Townsend, Nine, Ritze and Brown had employment-related discussions with us, and that Mr. Nine participated in forming and soliciting funding for us, during their employment with NETg;
- We and Mr. Moran tortiously interfered with NETg's contractual relations with Mr. Townsend, Mr. Nine, Mr. Brown, Mr. Ritze and Ms. Hovis by offering them employment and inducing them to breach their confidentiality and trade secret obligations to NETg;
- We breached provisions of a license agreement with NETg relating to the use of NETg's software; and
- Warburg Pincus Ventures, L.P., our largest investor, tortiously interfered with Mr. Moran's and Mr. Nine's fiduciary duty to NETg.

NETg maintains that the trade secrets allegedly misappropriated by the other defendants and us include, among other things:

- various aspects of the design and functionality of its education and training software and products;
- customer lists and information;
- relationships with service providers; and
- NETg's soft skills product line business plan.

The claims seek injunctive relief against us and Messrs. Moran, Nine, Townsend, Brown and Ritze and Ms. Hovis and demand the return, and no future use by us and these defendants, of the alleged trade secrets. The claims also seek compensatory damages of $400 million, exemplary damages in the additional amount of $400 million, additional compensatory, incidental and consequential damages in an unspecified amount and punitive damages of $50 million or such other amount as the court deems just or appropriate. On April 30, 2001, the court denied our motion to dismiss in its entirety and granted Warburg, Pincus Ventures, L.P.'s motion to dismiss claims related to its tortious interference with NETg's prospective economic advantage and unfair competition.

In addition, on July 26, 2000, NETg filed suit against us in the United States District Court for the Northern District of Illinois alleging that our educational and training software products infringe United States Patent No. 6,039,575, which was issued on March 21, 2000 and is allegedly owned by NETg. The complaint seeks both monetary damages and injunctive relief. We filed our answer and a counterclaim for a declaration of invalidity of the NETg patent on August 17, 2000. NETg filed its reply and affirmative defenses to our counterclaim on February 2, 2001.

On April 17, 2001, we filed a request for reexamination of the patent in suit with the United States Patent and Trademark Office (the "PTO"). On May 11, 2001, the United States District Court for the Northern District of Illinois entered an order staying the proceedings in NETg's patent infringement action, with certain exceptions, pending resolution of our request to the PTO to reexamine the patentability of the claims of the patent on which NETg bases the lawsuit and any resulting reexamination proceedings. After a series of interim actions by the PTO and filings by the patent owner, on April 10, 2002 the PTO issued an Office Action rejecting all of the claims of the patent. The patent owner has until May 10, 2002 to file with the PTO any response to the final Office Action or a notice of appeal. The federal court patent infringement litigation remains stayed pending resolution of the PTO reexamination proceeding.

We and the other defendants are vigorously defending ourselves against NETg's allegations, and we believe that both we and the other defendants have meritorious defenses to the claims made in the lawsuits. None of the defendants in the first lawsuit were bound by written non-competition or non-solicitation agreements with NETg. The lawsuits are still in discovery, so we are not yet able to assess our potential liability or the potential liability of the other defendants. Nonetheless, our failure to prevail in this litigation could have any or all of the following significant adverse effects on our business and financial performance:

- injunctive relief issued against us and our officers and employees, which could significantly restrict our ability to conduct our business;
- an adverse judgment against us for monetary damages;
- a settlement on unfavorable terms;
- obligations we have to indemnify our employees for liabilities and expenses they incur in connection with the lawsuits;
- obligations to customers for breach of our warranty of noninfringement; or
- a requirement to reengineer our products to avoid patent infringement, which would likely result in additional expense and delay.

In addition, this litigation, regardless of its outcome, will continue to result in significant expenses in defending the lawsuit and may divert the efforts and attention of our management team from normal business operations.

We are not a party to any other material legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

Executive Officers of SkillSoft

The executive officers of SkillSoft are as follows:

Name	Age	Position
Charles E. Moran	47	Chairman of the Board, President and Chief Executive Officer
Thomas J. McDonald	52	Chief Financial Officer, Vice President, Operations, Treasurer and Secretary
Mark A. Townsend	49	Vice President, Product Development
Jerald A. Nine, Jr.	44	Executive Vice President, Sales and Marketing and General Manager, Books Division

Charles E. Moran is a founder of SkillSoft and has served as our Chairman of the Board, President and Chief Executive Officer since January 1998. Before founding SkillSoft, Mr. Moran served as President and Chief Executive Officer of National Education Training Group, Inc. (NETg), a computer-based information technology training company, from May 1995 until November 1997. From July 1994 to May 1995, Mr. Moran was an independent consultant. From October 1993 until July 1994, Mr. Moran served as Chief Financial Officer and Chief Operating Officer of Softdesk, Inc., a developer of computer-assisted design and drafting software.

Thomas J. McDonald is a founder of SkillSoft and has served as our Chief Financial Officer, Vice President, Operations, Treasurer and Secretary since February 1998. From September 1994 to November 1997, Mr. McDonald served as Chief Financial Officer and Vice President of Operations at NETg. From February 1990 to August 1994, Mr. McDonald served as Chief Financial Officer and Vice President of Bear Automotive. He previously held senior financial and operational positions with SPX Corporation, U.S. Industries and Cenco, Inc.

Mark A. Townsend is a founder of SkillSoft and has served as our Vice President, Product Development since January 1998. From February 1996 to December 1997, Mr. Townsend served as Vice President of Advanced Technology at NETg. From March 1994 until February 1996, Mr. Townsend served as Vice President of Engineering at Sytron Corporation, a software data storage management company.

Jerald A. Nine, Jr. is a founder of SkillSoft and has served as our Executive Vice President, Sales and Marketing and General Manager, Books Division since December 2001. From April 1998 to December 2001, Mr. Nine served as Vice President, Worldwide Sales and Marketing. From July 1995 to February 1998, Mr. Nine served as the Vice President of Sales and Marketing at NETg. From September 1992 until July 1995, Mr. Nine served as Vice President of Sales and Marketing at Sytron Corporation.

There are no family relationships among any of the executive officers.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock is listed on the Nasdaq National Market under the symbol "SKIL". The following table sets forth, for the periods indicated, the high and low intraday sale prices per share of our common stock as reported on the Nasdaq National Market between February 1, 2000 and January 31, 2002.

Quarter Ended	High	Low
April 30, 2000	$33.50	$ 9.75
July 31, 2000	18.875	8.5625
October 31, 2000	21.875	10.125
January 31, 2001	22.00	11.75
April 30, 2001	28.35	13.63
July 31, 2001	38.94	26.45
October 31, 2001	36.97	14.19
January 31, 2002	29.64	16.95

As of March 31, 2002, there were 17,377,388 shares of our common stock issued and outstanding held by approximately 106 holders of record on that date.

We have not paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that the board deems relevant.

Recent Sales of Unregistered Securities

On December 28, 2001, we completed our acquisition of Books24x7.com pursuant to an Agreement and Plan of Merger that we entered into with BTF Acquisition Corp., a subsidiary of ours, and Books24x7.com. In connection with this acquisition, we issued an aggregate of 954,535 shares of our common stock, in addition to paying a total of approximately $5.7 million in cash, to the former stockholders of Books24x7.com in exchange for all of the outstanding shares of capital stock of Books24x7.com. We issued these shares in a private placement in reliance on Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. The offer and sale was made only to "accredited investors" as that term is defined in Regulation D under the Securities Act, and we did not engage in a general solicitation or advertisement of the offer and sale of the shares. No underwriters were involved with this issuance and sale of common stock.

Item 6. *Selected Financial Data*

Incorporated by reference from *Appendix A* attached hereto.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the financial condition and results of operations of SkillSoft should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this Annual Report on Form 10-K.

Overview

We commenced operations in January 1998, and until March 1999, devoted substantially all of our efforts to product development, establishing a course content developer and supplier base, and building a direct sales and support organization in the United States and a business application and network infrastructure to support future growth. Since March 1999, we have devoted substantial resources to sales and marketing activities as well as to continued product development. We incurred losses in every fiscal quarter from our inception in January 1998 through the fiscal quarter ended October 31, 2001. We recorded net income of $930,000 in the fiscal quarter ended January 31, 2002.

On December 6, 2001, we entered into a definitive agreement to acquire Books24x7.com, Inc., a provider of Web-based digital technical and business reference content, for 954,535 shares of our common stock and approximately $5.7 million in cash, which together was valued at $32.4 million (based on the closing price of $20.98 per share of our common stock on December 6, 2001). We completed the acquisition on December 28, 2001. For accounting purposes, the aggregate consideration for this acquisition was deemed to be $37.8 million plus assumed liabilities, which consideration reflects the increase in the value of our common stock (which closed at $25.82 per share on December 28, 2001) and includes the value of stock options assumed and certain acquisition and exit costs. This acquisition was accounted for under the purchase method of accounting and, accordingly, our operating results include the operating results of Books24x7.com only for the period subsequent to the date of acquisition.

We derive revenue primarily from license agreements under which customers license our products for periods of one, two or three years. The pricing for our courseware licenses varies based upon the number of course titles licensed by a customer, the number of users within the customer's organization and the length of the license agreement. For example, a customer would generally pay us approximately $122,000 per year for a three-year license for 25 courses for 5,000 users. Our license agreements may permit customers to exchange courses, generally on the contract anniversary date. A referenceware license gives users access to the full library within one or more collections (ITPro, BusinessPro and OfficeEssentials) from our Books24x7.com Group. The pricing for our referenceware licenses varies based on the collections specified by a customer, the number of users within the customer's organization and the length of the license agreement. For example, a customer who purchases the ITPro collection for 100 users for 1 year would pay $239 per user. Customers may amend the license agreements, for an additional fee, to gain access to additional courses and/or to increase the size of the user base. We also derive revenue from hosting fees for clients that use our solutions on an Applications Service Provider (ASP) basis. In selected circumstances, we derive revenue on a pay-for-use basis under which some customers are charged based on the number of courses accessed by users. Revenue derived from pay-for-use contracts has been minimal to date.

The annual license fee for the first year is generally billed in advance. Revenue is recognized either at the time of delivery of products or over the term of the contract, depending on specific contract terms. In the event that the customer initially specifies the entire set of licensed courses to be delivered and those courses are available and delivered, the license revenue for the first year of the contract is recognized upon execution of the contract and delivery of the courses. License fees for subsequent years of multi-year license agreements will be generally billed on the anniversary date of the agreement and recognized in the manner described above, or if the customer exchanges courses at the renewal date, upon delivery of the exchanged courses. Revenue is recognized ratably over the license period if the number of courses that a customer has access to is not clearly defined and/or is not yet available or selected at the inception of the contract. This occurs when such customer does not initially specify the entire set of licensed courses or is given exchange privileges that are exercisable other than on the contract anniversaries and/or if the customer licenses all courses currently available and to be developed during a particular term. This license approach results in the building of backlog of future revenue streams. To the extent that a customer is given extended payment terms, revenue is recognized as cash becomes due, assuming all of the other elements of revenue recognition have been satisfied. Revenue is recognized as billed monthly or quarterly under the pay-for-use model. We also derive revenue from extranet hosting/ASP services and online mentoring services, which is recognized as the service is performed. Revenue related to extranet hosting/ASP services is recognized on a straight line basis over the period in which the services are provided. In some circumstances, we offer payment terms of up to six months from the initial shipment date or anniversary date for multi-year agreements to our customers. To the extent that a customer is given extended payment terms, revenue is recognized as cash becomes due, assuming all of the other elements of revenue recognition have been satisfied.

Our backlog at any given time represents the amount of license fees which are due to us within the following 12 months under existing license agreements but which have not yet been recognized as revenue. This amount is comprised of license fees attributable to (1) licensed courses/referenceware that have not been selected by and delivered to the customer, (2) special terms, including exchange privileges and extended payment terms, as part of the non-cancelable license agreement, and (3) revenue to be recognized for non-cancelable license agreements that are renewing during the fiscal year ending January 31, 2003. Our backlog as of January 31, 2002 was approximately $37 million. Our backlog can vary based upon a number of factors, including the timing of the execution of new license agreements, the timing of product deliveries and the length of our license agreements.

Cost of revenue includes the cost of materials (such as storage media), packaging, duplication, custom library CD production, internet hosting services, the cost of online mentoring services, royalties and certain infrastructure and occupancy expenses. These costs of revenue are generally recognized as incurred. Research and development expenses consist primarily of salaries and benefits, certain infrastructure and occupancy expenses, fees to consultants and course content development fees. Software development costs are accounted for in accordance with SFAS No. 86, which requires the capitalization of certain computer software development costs incurred after technological feasibility is established. To date, development costs after establishment of technological feasibility have been immaterial, and all software development costs have been expensed as incurred. Selling and marketing expenses consist primarily of salaries, commissions and benefits, advertising and promotion, travel and certain infrastructure and occupancy expenses. General and administrative expenses consist primarily of salaries and benefits, consulting and service expenses, legal expenses and certain infrastructure and occupancy expenses.

We recorded deferred compensation of $2.9 million in the fiscal year ended January 31, 2000, representing the difference between the exercise price of stock options granted and the sale price of restricted common stock and the fair market value of the underlying common stock at the date of grant. We reversed deferred compensation of $123,078 in the fiscal year ended January 31, 2001 in connection with terminated employees whose stock option grants had not yet vested. No additional deferred compensation was recorded for the fiscal year ended January 31, 2001. We recorded deferred compensation of $1.7 million in the fiscal year ended January 31, 2002, relating to our Books24x7.com acquisition, representing the difference between the exercise price of stock options assumed and the fair market value of the underlying common stock at December 28, 2001, the closing date of this acquisition. The deferred compensation is recorded as a reduction of stockholders' equity and is being amortized over the vesting period of the applicable options and restricted common stock, which is typically four years. Of the total deferred compensation amount of $4.6 million, $1.9 million had been amortized and $123,000 had been reversed as of January 31, 2002. The amortization of deferred compensation is recorded as an operating expense. We currently expect to amortize the remaining $2.6 million of deferred compensation as of January 31, 2002 in the periods indicated, as follows:

February 1, 2002-January 31, 2003	$1,298,226
February 1, 2003-January 31, 2004	920,456
February 1, 2004-January 31, 2005	303,490
February 1, 2005-January 31, 2006	41,417
	$2,563,589

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 of Notes to Consolidated Financial Statements. However, we believe the accounting policies described below are particularly important to the portrayal and understanding of our financial position and results of operations and require the application of significant judgment by our management. In applying these policies, management uses its judgment in making certain assumptions and estimates.

Revenue Recognition

We recognize revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2: *Software Revenue Recognition,* as amended by SOP No. 98-4 and SOP No. 98-9. These statements require that four basic criteria must be satisfied before revenue can be recognized:

- persuasive evidence of an arrangement between SkillSoft and a third party exists;
- delivery of our product has occurred;
- the sales price for the product is fixed or determinable; and
- collection of the sales price is probable.

Our management uses its judgment concerning the satisfaction of these criteria, particularly the criteria relating to the determination of when delivery has occurred and the criteria relating to the collectibility of the receivables relating to such sales. Should changes and conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any period could be adversely affected. However, this is mitigated by the fact that the majority of our revenue is recognized ratably over the term of the respective license. Please see the discussion in the immediately preceding "Overview" section concerning how we recognize revenue.

Impairment of Long-Lived Assets

We review the carrying value of long-lived assets periodically, based upon the expected future and discounted operating cash flows of our business. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future markets and operating conditions. Actual results may differ materially from these estimates. The timing and size of impairment charges involves the application of management's judgment and could significantly affect our operating results.

Legal Contingencies

We are currently involved in certain legal proceedings. In connection with these legal proceedings, which we discuss in Note 6(b) of Notes to Consolidated Financial Statements, our management periodically reviews estimates of potential costs to be incurred by us in connection with the adjudication or settlement, if any, of these proceedings. These estimates are developed in consultation with our outside counsel and are based on an analysis of potential litigation outcomes and settlement strategies. In accordance with FASB Statement No. 5, Accounting for Contingencies, loss contingencies are accrued if, in the opinion of management, an adverse outcome is probable and such outcome can be reasonably estimated. It is possible that future results for any particular quarter or annual period may be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings.

Results of Operations

Comparison of the fiscal years ended January 31, 2002 and 2001

Revenue increased $25.0 million, or 129%, to $44.3 million in the fiscal year ended January 31, 2002 from $19.3 million in the fiscal year ended January 31, 2001. This increase is primarily due to the number of new customers signed during the fiscal year ended January 31, 2002, which increased 55% over the prior fiscal year. In addition, we were successful in renewing expiring customer contracts and increasing revenue from existing customers, as customers renewing expiring contracts during the fiscal year ended January 31, 2002 increased their annual dollar commitments by an average of 35%. One customer accounted for 3.5% of revenue for the fiscal year ended January 31, 2002.

Cost of revenue increased $1.1 million, or 70%, to $2.6 million in the fiscal year ended January 31, 2002 from $1.5 million in the fiscal year ended January 31, 2001. Cost of revenue as a percentage of total revenue decreased to 6% in the fiscal year ended January 31, 2001 from 8% in the fiscal year ended January 31, 2001. This decrease as a percentage of revenue was primarily due to the spreading of these costs of revenue, many of which are fixed, over a significantly larger revenue base.

Research and development expenses increased $3.7 million, or 26%, to $17.7 million in the fiscal year ended January 31, 2002 from $14.0 million in the fiscal year ended January 31, 2001. Research and development expenses as a percentage of total revenue decreased to 40% in the fiscal year ended January 31, 2002 from 73% in the fiscal year ended January 31, 2001. Research and development expenses increased due to increased personnel, courseware development costs and the purchase of IT content. Since our strategy includes offering the largest library of critical business skills (soft skills), referenceware and IT skills courses in the industry, we believe that a significant investment in research and development is necessary to remain competitive, and we therefore expect research and development expenses to continue to increase in absolute dollars but not as a percentage of revenue.

Selling and marketing expenses increased $6.7 million, or 32%, to $27.6 million in the fiscal year ended January 31, 2002 from $20.9 million in the fiscal year ended January 31, 2001. Selling and marketing expenses as a percentage of total revenue decreased to 62% in the fiscal year ended January 31, 2002 from 109% in the fiscal year ended January 31, 2001. Selling and marketing expenses increased due to increased personnel, commissions, and travel costs. We believe that a significant investment in selling and marketing to expand our distribution channel worldwide is required to remain competitive, and we, therefore, expect selling and marketing expenses to continue to increase in absolute dollars but not as a percentage of revenue.

General and administrative expenses increased $1.4 million, or 25%, to $7.2 million in the fiscal year ended January 31, 2002 from $5.8 million in the fiscal year ended January 31, 2001. General and administrative expenses as a percentage of total revenue decreased to 16% in the fiscal year ended January 31, 2002 from 30% in the fiscal year ended January 31, 2001. General and administrative expenses increased primarily due to increased personnel expenses and litigation. We anticipate that due to increases in information services and additional headcount, general and administrative expenses will continue to increase in absolute dollars but not as a percentage of revenue.

Amortization expense related to stock-based compensation and intangible assets increased $6,000, or .7%, to $820,000 in the fiscal year ended January 31, 2002 from $814,000 million in the fiscal year ended January 31, 2001. Amortization expense increased as a result of the stock options we assumed and intangible assets we acquired as a result of our Books24x7.com acquisition, partially offset by reductions in expense due to the completion of amortization for some awards during the year.

Interest income (expense), net increased $128,000 to $2.0 million in the fiscal year ended January 31, 2002 from $1.8 million in the fiscal year ended January 31, 2001. This increase was due to higher cash balances as the result of proceeds from our public offering in July 2001.

Comparison of the fiscal years ended January 31, 2001 and 2000

Revenue increased $15.1 million, or 360%, to $19.3 million in the fiscal year ended January 31, 2001 from $4.2 in the fiscal year ended January 31, 2000. This increase is due to new customers signed during the year ended January 31, 2001, and, to a lesser extent, continuing revenue from our existing customers. One customer accounted for 7.1% of revenue for the fiscal year ended January 31, 2001.

Cost of revenue increased $748,344, or 99%, to $1.5 million in the fiscal year ended January 31, 2001 from $757,849 in the fiscal year ended January 31, 2000. Cost of revenue as a percentage of total revenue decreased to 8% in the fiscal year ended January 31, 2001 from 18% in the fiscal year ended January 31, 2000. This decrease as a percentage of revenue was primarily due to the spreading of these costs of revenue, many of which are fixed, over a significantly larger revenue base.

Research and development expenses increased $5.4 million, or 62%, to $14.0 million in the fiscal year ended January 31, 2001 from $8.6 million in the fiscal year ended January 31, 2000. Research and development expenses as a percentage of total revenue decreased to 73% in the fiscal year ended January 31, 2001 from 206% in the fiscal year ended January 31, 2000. Research and development expenses increased due to increased personnel and courseware development costs.

Selling and marketing expenses increased $12.0 million, or 134%, to $20.9 million in the fiscal year ended January 31, 2001 from $9.0 million in the fiscal year ended January 31, 2000. Selling and marketing expenses as a percentage of total revenue decreased to 109% in the fiscal year ended January 31, 2001 from 214% in the fiscal year ended January 31, 2000. Selling and marketing expenses increased due to increased personnel, commissions, marketing, and travel costs.

General and administrative expenses increased $1.4 million, or 32%, to $5.8 million in the fiscal year ended January 31, 2001 from $4.4 million in the fiscal year ended January 31, 2000. General and administrative expenses as a percentage of total revenue decreased to 30% in the fiscal year ended January 31, 2001 from 104% in the fiscal year ended January 31, 2000. General and administrative expenses increased due to increased personnel expenses and additional operating expenses associated with operating as a public company.

Amortization expense related to stock-based compensation and intangible assets increased $442,000, or 119%, to $814,000 in the fiscal year ended January 31, 2001 from $372,000 in the fiscal year ended January 31, 2000. The expense is primarily the result of awards to employees at exercise prices below the fair market value of the stock during the fiscal year ended January 31, 2000.

Interest income (expense), net increased $2.1 million to $1.8 million in the fiscal year ended January 31, 2001 from ($265,262) in the fiscal year ended January 31, 2000. This increase was due to higher cash balances as the result of proceeds from the initial public offering and the elimination of borrowings.

The following table sets forth, for the periods indicated, certain financial data of the Company

Quarterly Operating Results for Fiscal Years 2002 and 2001
(In thousands, except per share data)

	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Revenues	$ 8,510	$ 9,382	$11,156	$15,223
Cost of revenues	529	537	579	907
Gross margin	7,981	8,845	10,577	14,316
Operating expenses:				
Research and development	3,640	3,719	6,126	4,213
Selling and marketing	6,522	6,622	6,970	7,488
General and administrative	1,612	1,677	1,886	2,024
Amortization of stock-based compensation and intangible assets	184	184	184	268
Total operating expenses	11,958	12,202	15,166	13,993
Interest income, net	368	235	754	603
Net income (loss)	$(3,609)	$(3,122)	$(3,835)	$ 926
Net loss per share				
Basic income/(loss) per share	$ (0.27)	$ (0.23)	$ (0.24)	$ 0.06
Basic weighted average shares outstanding	13,203	13,547	16,239	16,648
Diluted income/(loss) per share	$ (0.27)	$ (0.23)	$ (0.24)	$ 0.05
Diluted weighted average shares outstanding	13,203	13,547	16,239	17,564

	Q1 2001	Q2 2001	Q3 2001	Q4 2001
Revenues	$ 2,114	$ 3,639	$ 5,511	$ 8,033
Cost of revenues	224	333	424	525
Gross profits	1,890	3,306	5,087	7,508
Operating expenses:				
Research and development	3,326	3,572	3,547	3,601
Selling and marketing	4,318	4,721	5,578	6,330
General and administrative	1,319	1,377	1,458	1,622
Amortization of stock-based compensation and intangible assets	195	195	195	229
Total operating expenses	9,158	9,865	10,778	11,782
Interest income (expense), net	333	618	566	315
Net loss	$(6,935)	$(5,941)	$(5,125)	$(3,959)
Net loss per share				
Basic and diluted loss per share	$ (0.57)	$ (0.47)	$ (0.40)	$ (0.30)
Basic and diluted weighted average shares outstanding	12,260	12,762	12,897	13,032

Liquidity and Capital Resources

From inception through January 31, 2000, we were funded primarily through preferred stock financings with Warburg, Pincus and other minority investors. The net proceeds from these financings through January 31, 2000 were $20.7 million. In February 2000, we received net proceeds totaling $45.1 million from the sale of 3,565,000 shares of common stock in our initial public offering. On July 30, 2001, we received net proceeds totaling $72.0 million from the sale of 2,796,250 shares of our common stock in a public offering.

As of January 31, 2002, our principal source of liquidity was cash and cash equivalents and marketable securities, which totaled $82.7 million.

Net cash used in operating activities was $6.6 million for the fiscal year ended January 31, 2002, which consisted primarily of a net loss totaling $9.6 million and an increase in accounts receivable for $6.4 million, partially offset by an increase in deferred revenue of $5.2 million, an increase in accrued expenses of $1.1 million, and non-cash expenses totaling $1.9 million.

Our primary investing activities during the fiscal year ended January 31, 2002 were purchases of property and equipment, purchases and maturation of marketable securities, and our acquisition of Books24x7.com. Property and equipment purchases for the fiscal years ended January 31, 2002 and 2001 were approximately $1.9 million and $1.4 million, respectively. Purchases and maturation of marketable securities generated a net cash outflow of approximately $46.2 million in the fiscal year ended January 31, 2002 compared to a net cash outflow of approximately $11.4 million in the fiscal year ended January 31, 2001.

Cash provided by financing activities for fiscal year ended January 31, 2002 was approximately $73.6 million, which consisted primarily of net proceeds from the sale of our common stock in our public offering of approximately $72.0 million. This was an increase from $42.6 million in the fiscal year ended January 31, 2001, which consisted primarily of proceeds from our initial public offering of approximately $45.1 million and proceeds from the sale of our common stock to Spherion Corporation (formerly, Interim Services, Inc.) of $2.0 million, partially offset by the payment of $4.5 million on the line of credit with Greyrock Capital.

Working capital was approximately $48.7 million and $18.1 million as of January 31, 2002 and January 31, 2001, respectively. Total assets were approximately $153.5 million and $38.6 million as of January 31, 2002 and January 31, 2001, respectively. These increases were primarily attributable to the proceeds from our public offering in July 2002, partially offset by the funding of operations.

As of January 31, 2002, we had net operating loss carryforwards of $49.4 million and research and development credit carryforwards of $980,000. The net operating loss and credit carryforwards will expire at various dates, through the fiscal year ended January 31, 2022, if not used. Under the provisions of the Internal Revenue Code, substantial changes in ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income. A full valuation allowance has been established in the financial statements to reflect the uncertainty of the ability to use available tax loss carryforwards and other deferred tax assets.

The company leases its facilities and certain equipment and furniture under operating lease agreements that expire at various dates through June 2006. Future lease payments under the operating lease agreements are approximately as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases	$2,044,000	$1,119,000	$872,000	$53,000	—

We expect that the principal sources of funding for our operating expenses, capital expenditures and other liquidity needs will be a combination of our available cash equivalents and marketable securities (which totaled $82.7 million as of January 31, 2002) and funds generated from operations. We believe that our current funds will be sufficient to fund our operations for at least the next 12 months. However, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon the successful execution of our business plan and worldwide economic conditions. In addition, our cash needs may increase due to factors such as unanticipated developments in our business or significant acquisitions.

Future Operating Results

We have only recently achieved profitability, and we may not be able to sustain this in the future, which may adversely affect the market price of our common stock

We incurred losses in every fiscal quarter from our inception in January 1998 through the fiscal quarter ended October 31, 2001. We recorded net income of $926,000 in the fiscal quarter ended January 31, 2002. We expect to continue to incur significant expenses, particularly in sales and marketing, in an effort to develop our business. As a result, we will need to generate significant revenue to maintain profitability. Moreover, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We and several of our executives, three of our key employees and our largest investor are defendants in litigation with NETg which alleges, among other things, misappropriation of trade secrets; this litigation will continue to be costly and may divert the efforts of our management and may ultimately restrict our ability to do business

We, several of our executives, three of our key employees and our largest investor are defendants in a lawsuit brought by National Education Training Group, Inc. (NETg), the former employer of these individuals. NETg alleges in substance that the defendants breached their fiduciary and contractual obligations to NETg in connection with the organization and operation of SkillSoft, misappropriated trade secrets from NETg, tortiously interfered with NETg's business and employees and breached provisions of a license agreement with NETg relating to the use of its software. NETg maintains that the trade secrets allegedly misappropriated by SkillSoft and the other defendants include, among other things:

- various aspects of the design and functionality of its education and training software and products;
- customer lists and information;
- relationships with service providers; and
- NETg's soft skills product line business plan.

The claims seek injunctive relief against the defendants demanding the return, and no future use by these defendants, of the alleged trade secrets. The claims also seek compensatory damages of $400 million, exemplary damages in the additional amount of $400 million, additional compensatory, incidental and consequential damages in an unspecified amount and punitive damages totaling $50 million or such other amount as the court deems just or appropriate. Named as defendants in the lawsuit, in addition to SkillSoft, are Charles E. Moran, Jerald A. Nine, Jr., Mark A. Townsend, Lee A. Ritze, Dennis E. Brown, Sally H. Hovis, Warburg, Pincus Ventures, L.P., our largest investor, and each partner of Warburg Pincus.

In addition, NETg also filed suit against SkillSoft in July 2000 alleging that our educational and training software products infringe a patent allegedly owned by NETg. The complaint seeks both monetary damages and injunctive relief. We have filed an answer and a counterclaim for a declaration of invalidity of the NETg patent. This lawsuit has been stayed pending resolution of our efforts to have the U.S. Patent and Trademark Office declare the patent invalid.

These lawsuits are still in discovery, and we cannot yet assess the potential liability of SkillSoft or the other defendants. Our failure to prevail in these cases could have any or all of the following significant adverse effects on our business and financial performance:

- injunctive relief against SkillSoft and our officers and employees, which could significantly restrict our ability to conduct our business;
- an adverse judgment against us for monetary damages;

- a settlement on unfavorable terms;
- obligations we have to indemnify our employees for liabilities and expenses they incur in connection with the lawsuits;
- obligations to customers for breach of our warranty of noninfringement; or
- a requirement to reengineer our products to avoid patent infringement, which would likely result in additional expense and delay.

These cases, regardless of their outcome, will continue to result in significant expenses in defending the lawsuits. Our legal expenses related to the defense of these lawsuits totaled approximately $1.9 million in the fiscal year ended January 31, 2000, $1.4 million in the fiscal year ended January 31, 2001 and $1.7 million in the fiscal year ended January 31, 2002. Moreover, these lawsuits may divert the efforts and attention of our management team from normal business operations.

See "Item 3. Legal Proceedings" for a more detailed description of this litigation.

Our operating results may fluctuate from quarter to quarter due to the nature of our business, and a revenue or earnings shortfall in a particular quarter would have a negative impact on the price of our common stock

If our quarterly revenue or operating results falls below the expectations of investors or securities analysts, the price of our common stock could fall substantially. Our quarterly operating results may fluctuate as a result of a variety of factors, including:

- seasonality — due to the budget and purchasing cycles of our customers, we expect our revenue and operating results will generally be strongest in the fourth quarter of our fiscal year and weakest in the first quarter;
- non-recurring charges related to acquisitions; and
- the expenses we incur to support the anticipated growth of our business.

Most of our expenses, such as rent and most employee compensation, do not vary directly with revenue and are difficult to adjust in the short term. As a result, if revenue for a particular quarter is below our expectations, we could not proportionately reduce operating expenses for that quarter. Any such revenue shortfall would, therefore, have a disproportionate effect on our expected operating results for that quarter. In addition, we expect that a disproportionate amount of our revenue each quarter will be recognized in the final weeks of that quarter. As a result, any delays in receiving orders or signing contracts may defer the associated revenue to the following quarter, which would adversely affect our operating results for the preceding quarter.

Our business will suffer if e-Learning products are not widely adopted

Our e-Learning solutions represent a new and emerging approach for the corporate education and training market. Our success depends substantially upon the widespread adoption of e-Learning products for education and training. The early stage of development of this market makes it difficult for us to predict customer demand accurately. The failure of this market to develop, or a delay in the development of this market — whether due to technological, competitive or other reasons — would severely limit the growth of our business and adversely affect our financial performance.

Intense competition from other education and training companies could impair our ability to grow and to achieve profitability

The market for corporate education and training products is fragmented and highly competitive. Increased competition may result in lost sales and may force us to lower prices. We expect that competition in this market will increase substantially in the future.

One source of competition for our products is the internal educational and technological personnel of potential customers. If an organization decides to use external providers to supply some or all of its training, our principal sources of competition are:

- Providers of traditional classroom instruction. Many of the companies, colleges and universities in this category are attempting to adapt their courses to e-Learning formats suitable for deployment over the internet and corporate intranets.
- Providers of CD-ROM training courses.
- Suppliers of online corporate education and training products.

We may be unable to maintain or improve our competitive position. Many of our current and potential competitors have longer operating histories, greater name recognition and greater financial, technical, sales, marketing, support and other resources than we do. This may place us at a disadvantage in responding to competitors' pricing strategies, marketing campaigns, and technological advances, alliances and other initiatives.

We rely on a limited number of third parties to provide us with educational content for our courses which may not be able to develop new courses or enhance existing courses on a timely basis, and we rely on a limited number of publishers to provide us with content for our referenceware

To be competitive, we must develop and introduce on a timely basis new course offerings which meet the needs of companies seeking to use our education and training products. In addition, some of our courses may need to be updated due to changes in educational doctrines or the evolving requirements of educational institutions and certification organizations. We rely on independent third parties to provide us with the educational content for our courses based on learning objectives and specific instructional design templates that we provide to them. We do not have exclusive arrangements or long-term contracts with any of these content providers. If one or more of our third party content providers were to stop working with us, we would have to rely on other parties to develop our course content. In addition, these providers may fail to develop new courses or enhance existing courses on a timely basis. We cannot predict whether new content or enhancements would be available from reliable alternative sources on reasonable terms. In addition, our Books24x7.com Group relies exclusively on content from third party publishers for its referenceware products. If one or more of these publishers were to terminate their license with us, we may not be able to find substitute publishers for such content. In addition, we may be forced to pay increased royalties to these publishers to continue our licenses with them.

Our course content providers supply us with the educational content of our courses and are generally not restricted from developing similar content for our competitors, which could make it easier for our competitors to compete with us

We rely on independent third parties to provide us with the educational content for our courses based on learning objectives and specific instructional design templates that we provide to them. Our agreements with these content providers do not restrict them from developing courses on similar topics for our competitors or from competing directly with us, so long as they do not use our toolkit or templates. As a result, our competitors may be able to duplicate some of our course content and may, therefore, find it easier to enter the market for corporate education and training.

Our success depends on the services of Charles E. Moran and our other executive officers and key employees

Our future success depends to a significant degree on the skills and efforts of Charles E. Moran, our founder, Chairman of the Board, President and Chief Executive Officer. The loss of the services of Mr. Moran could have a material adverse effect on our business and financial performance. We also depend on the ability of our other executive officers and members of senior management to work effectively as a team. The loss of one or more of our executive officers or senior management members could result in less effective development of our products and management of our business, which could have a material adverse effect on our business and financial performance.

Our future growth depends on successful hiring and retention, particularly with respect to sales, marketing and development personnel, and we may be unable to hire and retain the skilled personnel we need to succeed

Our failure to attract and retain sufficient skilled personnel, particularly sales and marketing personnel, may limit the rate at which we can grow, may adversely affect the quality or availability of our products and may result in less effective management of our business, any of which may harm our business and financial performance. Qualified personnel are in great demand throughout the software industry. Moreover, newly hired employees generally take several months to attain full productivity, and not all new hires satisfy our performance expectations.

The variability and length of the sales cycle for our products may make our operating results unpredictable and volatile

The period between our initial contact with a potential customer and the purchase of our products by that customer typically ranges from three to 12 months. Factors that contribute to our long sales cycle, include:

- our need to educate potential customers about the benefits of our products;
- competitive evaluations by customers;
- the customers' internal budgeting and approval processes;
- the fact that some customers view training products as discretionary spending, rather than purchases essential to their business; and
- the fact that we target large companies, which often take longer to make purchasing decisions due to the size and complexity of the enterprise.

Our long sales cycle makes it difficult for us to predict if and when a potential sale will actually occur. In addition, if a sale is delayed from the quarter in which we expect it to occur, our operating results for that quarter would be adversely affected.

Our failure to properly manage our recent and anticipated growth could have a material adverse effect on the quality of our products, our ability to retain key personnel and the efficiency of our operations

Our failure to properly manage our recent and anticipated growth could have a material adverse effect on the quality of our products, our ability to retain key personnel and the efficiency of our operations, any of which could have a material adverse effect on our business and financial performance. From February 1, 2001 to January 31, 2002, the number of our employees increased from 234 to 314, including 58 employees added as a result of our December 2001 acquisition of Books24x7.com. In addition, as a result of the Books24x7.com acquisition, we now operate two distinct organizations — the SkillSoft organization and the Books24x7.com Group — and the Books24x7.com Group is operated out of a facility in Norwood, Massachusetts, which may make it more difficult to integrate and manage the Books24x7.com Group. This growth has strained, and our future growth may continue to strain, our management, operational systems and other resources. To manage our growth effectively, we must be able to maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. We may be unable to do so.

Because many of our courses and technologies are still under development and we expect to continue to develop new courses and enhance our technologies, our business will suffer if we are unable to introduce these new courses and technologies on a timely basis or if new courses are unsuccessful

Our future success will depend significantly on whether we are able to introduce new courses and enhance our Web-based technologies on a timely basis. While we have new courses and technology features scheduled for commercial launch, we may not be successful in releasing them as scheduled, and they may not meet with market acceptance. We may not have sufficient resources to develop the new courses and technology enhancements necessary to maintain or improve our competitive position.

Because our products and services may not be viewed by our customers as essential to their business, demand for our products may be especially susceptible to adverse economic conditions

Our business and financial performance may be damaged, more so than most companies, by adverse financial conditions affecting our target customers or by a general weakening of the economy. Some companies may not view training products as critical to the success of their business. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego education and training expenditures before limiting their other expenditures.

We must continually introduce new products, and our products must adapt to frequent changes in technology and industry standards, and we may have difficulty introducing new products or keeping up with these changes

The market for education and training products is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The growth in the use of the Web and intense competition in our industry exacerbate these market characteristics. If we fail to adapt to rapidly changing technologies and customer demands by continually improving the features and performance of our products on a timely basis, we may lose existing customers or fail to gain new customers. In addition, we could incur substantial costs to modify our services or infrastructure to adapt to rapid technological change.

The nature of our products makes them particularly vulnerable to undetected errors, or bugs, which could reduce our revenue, market share or the demand for our products

Product performance problems could result in lost or delayed revenue, loss of market share, failure to achieve market acceptance, diversion of development resources or injury to our reputation, any of which could have a material adverse effect on our business and financial performance. Software products such as ours may contain undetected errors, or bugs, that result in product failures or poor product performance. Our products may be particularly susceptible to bugs or performance degradation because of the emerging nature of Web-based technologies and the stress that may be placed on our products by the full deployment of our products to thousands of users.

We may be unable to generate enough revenues from our international expansion to offset the costs associated with establishing and maintaining foreign operations

A key component of our growth strategy is to expand our presence in foreign markets. It will be costly to establish international operations, market our products internationally and support and manage geographically dispersed operations. Revenue from international operations is unlikely to offset the expense of establishing and maintaining these foreign operations in the foreseeable future.

Our international business will expose us to risks we have not had to face in our U.S. operations

As we grow our international operations, we will have to increasingly confront and manage a number of risks that we have not had to address in our U.S. operations. We may not be successful in managing these risks. These risks include:

- expenses associated with customizing products for foreign countries;
- challenges and costs inherent in managing geographically dispersed operations;
- protectionist laws and business practices that favor local competitors;
- economic or political instability in some international markets;
- difficulties in finding and managing local resellers;

- longer sales and payment cycles;
- multiple, conflicting and changing governmental laws and regulations; and
- foreign currency exchange rate fluctuations.

Because many users of our courses access them over the internet, factors adversely affecting the use of the internet could harm our business

Some users access our courses over the public internet. Examples include users who access courses from their employer's intranet via remote access and employees of companies that utilize our hosting services and who therefore access courses from SkillSoft-managed servers via the internet. Any factors that adversely affect internet usage could disrupt the ability of those users to access our courses, which would adversely affect customer satisfaction and therefore our business. Among the factors that could disrupt internet usage is:

- slow access and download times;
- security concerns;
- network problems or service disruptions that prevent users from accessing an internet server; and
- delays in, or disputes concerning, the development and adoption of industry-wide internet standards and protocols.

We could be subjected to legal actions based upon the content we obtain from their parties over whom we exert limited control

It is possible that we could become subject to legal actions based upon claims that our course content infringes the rights of others or is erroneous. Any such claims, with or without merit, could subject us to costly litigation and the diversion of our financial resources and management personnel. The risk of such claims is exacerbated by the fact that our course content is provided by third parties over whom we exert limited control. Further, if those claims are successful, we may be required to alter the content, pay financial damages or obtain content from others.

Our products may be susceptible to claims by other companies that our products infringe upon their intellectual property, which could adversely affect our financial condition

If any of our products violate the proprietary rights of third parties, we may be required to reengineer our products or to obtain licenses to continue offering our products without substantial reengineering. Any efforts to reengineer our products or obtain licenses from third parties may not be successful and, in any case, could have a material adverse effect on our business and financial performance by substantially increasing our costs. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

The price of our common stock has fluctuated significantly in the past and may continue to do so

Our common stock price has fluctuated significantly since our initial public offering on February 1, 2000. While much of the fluctuation in our common stock price may be due to our business and financial performance, we believe that these fluctuations are also due in large part to fluctuations in the stock market in general based on factors not directly related to our performance, such as general economic conditions or prevailing interest rates. As a result of these fluctuations in the price of our common stock, it is difficult to predict what the price of our common stock will be at any point in the future, and you may not be able to sell your common stock at or above the price that you paid for it.

Warburg, Pincus Ventures, L.P. and our executive officers and directors and their affiliates beneficially own a significant portion of our outstanding common stock which will limit your ability to influence corporate actions

The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change in control of SkillSoft, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of SkillSoft and might affect the market price of our common stock. Warburg, Pincus Ventures, L.P. owned approximately 32% of our outstanding common stock as of January 31, 2002 and, together with our executive officers and directors and their affiliates, beneficially owned approximately 44% of our outstanding common stock as of January 31, 2002. As a result, those stockholders, if they act together, are able to substantially influence or control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and amendments to our certificate of incorporation. These stockholders may use their ownership position to approve or take actions that are adverse to your interests.

Some provisions of our charter and by-laws may delay or prevent transactions that many stockholders may favor

The following provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares:

- the ability of our board of directors to issue preferred stock, and determine its terms, without a stockholder vote;
- our classified board of directors, which effectively prevents stockholders from electing a majority of the directors at any one annual meeting of stockholders;
- the prohibition against stockholder actions by written consent; and
- the inability of stockholders to call a special meeting of stockholders.

In addition, some provisions of Delaware law, particularly the "business combinations" statute in Section 203 of the Delaware General Corporation Law, may also discourage, delay or prevent someone from acquiring us or merging with us.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

As of January 31, 2002, we did not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

Our general investing policy is to limit the risk of principal loss and to ensure the safety of invested funds by limiting market and credit risk. We currently use a registered investment manager to place our investments in highly liquid money market accounts and government-backed securities. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Foreign Currency Exchange Risk

We develop products in the United States and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our sales are currently priced in U.S. dollars and translated to local currency amounts, a strengthening of the dollar could make our products less competitive in foreign markets. Interest income is sensitive to changes in the general level of U.S. interest rates, because our investments are in short-term instruments. Based on the nature and current levels of our investments, we have concluded that there is no material market risk exposure.

Item 8. *Financial Statements and Supplementary Data*

Incorporated by reference from *Appendix B* attached hereto.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information under the sections entitled "Election of Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance" from our definitive proxy statement for the annual meeting of stockholders to be held on June 13, 2002, which is to be filed with the Securities and Exchange Commission not later than 120 days after the close of our fiscal year ended January 31, 2002 (the "2002 Proxy Statement"), is hereby incorporated by reference. Additional information in response to this Item is included under the caption "Executive Officers of SkillSoft" at the end of Part I of this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information under the sections entitled "Election of Directors -Directors' Compensation," and "Executive Compensation" from the 2002 Proxy Statement is hereby incorporated by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information under the section entitled "Security Ownership of Certain Beneficial Owners and Management" from the 2002 Proxy Statement is hereby incorporated by reference.

Item 13. *Certain Relationships and Related Transactions*

The information under the sections entitled "Certain Relationships and Related Transactions" from the 2002 Proxy Statement is hereby incorporated by reference.

PART IV

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) *Financial Statements, Financial Statement Schedule, and Exhibits*

1. *Financial Statements.* The following documents are filed as *Appendix B* hereto and are included as part of this Annual Report on Form 10-K:

Financial Statements:

Report of Independent Public Accountants
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders' Equity (Deficit) and
Comprehensive Loss
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

2. *Financial Statement Schedules.* All Financial Statement Schedules have been omitted since they are either not required, not applicable, or the information is otherwise included in this report.

3. *Exhibits.* The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed as part of and incorporated by reference to this Form 10-K.

(b) *Reports on Form 8-K.*

Current Report on Form 8-K filed on January 10, 2002, as amended by a Current Report on Form 8-K/A filed on January 25, 2002, reporting the acquisition by us of Books24x7.com, Inc. in December 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLSOFT CORPORATION
(Registrant)

By: /s/ CHARLES E. MORAN
Charles E. Moran
President

Date: April 26, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of SkillSoft and in the capacities and on the date set forth below.

Signature	Title	Date
/s/ CHARLES E. MORAN Charles E. Moran	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	April 26, 2002
/s/ THOMAS J. MCDONALD Thomas J. McDonald	Chief Financial Officer (Principal Financial and Accounting Officer)	April 26, 2002
/s/ STEWART K. P. GROSS Stewart K. P. Gross	Director	April 26, 2002
/s/ C. SAMANTHA CHEN C. Samantha Chen	Director	April 26, 2002
/s/ JAMES ADKISSON James Adkisson	Director	April 26, 2002
/s/ WILLIAM T. COLEMAN III William T. Coleman III	Director	April 26, 2002
/s/ JOHN J. NEUHAUSER John J. Neuhauser	Director	April 26, 2002

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Form 10-K. The consolidated statements of operations data for the fiscal years ended January 31, 2000, 2001 and 2002 and the consolidated balance sheet data as of January 31, 2001 and 2002 are derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this Form 10-K. The consolidated statement of operations data for the period from incorporation (October 15, 1997) to January 31, 1998 and the year ended January 31, 1999 and the consolidated balance sheet data as of January 31, 1998, 1999 and 2000 are derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, not included in this Form 10-K.

	Period from Incorporation (October 15, 1997) to January 31, 1998	Year ended January 31, 1999	Year ended January 31, 2000	Year ended January 31, 2001	Year ended January 31, 2002
	(in thousands, except per share data)				
Statements of Operations Data:					
Revenue	$ —	$ —	$ 4,191	$ 19,297	$44,271
Cost of revenue	—	—	758	1,506	2,552
Gross Profit	—	—	3,433	17,791	41,719
Operating expenses:					
Research and development	178	4,117	8,647	14,047	17,698
Selling and marketing	—	1,671	8,961	20,946	27,602
General and administrative	649	2,821	4,371	5,776	7,199
Amortization of stock-based compensation and intangible assets	—	—	372	814	820
Total operating expenses	827	8,609	22,351	41,583	53,319
Interest income, net	3	336	(265)	1,832	1,960
Net loss	$ (824)	$(8,273)	$(19,183)	$(21,960)	$(9,640)
Preferred stock dividend	—	—	3,765	—	—
Net loss attributable to common shareholders	$ (824)	$(8,273)	$(22,948)	$(21,960)	$(9,640)
Net loss per share(1):					
Basic and diluted income/(loss) per share	$(1.28)	$ (5.64)	$ (11.98)	$ (1.73)	$ (0.65)
Basic and diluted weighted average shares outstanding	645	1,466	1,915	12,668	14,921

	As of January 31, 1998	As of January 31, 1999	As of January 31, 2000	As of January 31, 2001	As of January 31, 2002
			(in thousands)		
Balance Sheets Data:					
Cash, cash equivalents and short-term investments	$7,022	$3,965	$ 735	$23,907	$ 68,946
Working capital (deficit)	6,319	2,726	(6,915)	18,130	48,651
Long-term investments	—	—	—	—	13,786
Total assets	7,022	4,551	4,801	38,624	153,458
Stockholders' equity (deficit)	6,319	3,195	(6,357)	19,668	113,751

(1) See Note 2(d) of Notes to Consolidated Financial Statements for the determination of shares used in computing basic and diluted net loss per common share.

FINANCIAL STATEMENTS
INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SkillSoft Corporation:

We have audited the accompanying consolidated balance sheets of SkillSoft Corporation (a Delaware corporation) as of January 31, 2001 and 2002 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkillSoft Corporation as of January 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
February 20, 2002

SKILLSOFT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 31, 2001	January 31, 2002
	(in thousands, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 12,547	$ 25,185
Short-term investments	11,360	43,761
Accounts receivable, less reserves of approximately $46 and $269 as of January 31, 2001 and 2002, respectively	11,859	17,963
Prepaid expenses and other current assets	1,320	1,449
Total current assets	37,086	88,358
Property and equipment, at cost:		
Computer equipment	1,688	3,196
Furniture and fixtures	440	648
Leasehold improvements	158	464
	2,286	4,308
Less — accumulated depreciation and amortization	776	1,723
	1,510	2,585
Intangible assets:		
Internally developed software, net of accumulated amortization of $17 at January 31, 2002	—	583
Customer contracts, net of accumulated amortization of $10 at January 31, 2002	—	490
Trademark and trade name	—	900
Goodwill	—	46,728
	—	48,701
Long term investments	—	13,786
Other assets	28	28
	$ 38,624	$153,458
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	1,357	5,717
Accrued expenses	3,769	11,367
Deferred revenue	13,830	22,624
Total current liabilities	18,956	39,708
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Common stock, $.001 par value —		
Authorized — 50,000,000 shares at January 31, 2001 and 2002		
Issued and outstanding — 13,294,381 at January 31, 2001 and 17,313,641 shares at January 31, 2002	13	17
Additional paid-in capital	75,225	180,233
Warrants outstanding	319	—
Accumulated deficit	(54,005)	(63,645)
Deferred compensation	(1,604)	(2,563)
Notes receivable from stockholders	(339)	(338)
Cumulative translation adjustment	59	46
Total stockholders' equity	19,668	113,750
	$ 38,624	$153,458

The accompanying notes are an integral part of these consolidated financial statements.

SKILLSOFT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended January 31,		
	2000	2001	2002
	(In thousands, except per share data)		
Revenue	$ 4,191	$ 19,297	$ 44,271
Cost of revenue(1)	758	1,506	2,552
Gross profit	3,433	17,791	41,719
Operating expenses:			
Research and development(1)	8,647	14,047	17,698
Selling and marketing(1)	8,961	20,946	27,602
General and administrative(1)	4,371	5,776	7,199
Amortization of stock-based compensation and intangible assets	372	814	820
Total operating expenses	22,351	41,583	53,319
Operating loss	(18,918)	(23,792)	(11,600)
Interest income	156	1,832	1,960
Interest expense	(421)	—	—
Net loss	(19,183)	(21,960)	(9,640)
Preferred stock dividend	3,765	—	—
Net loss attributable to common shareholders	$(22,948)	$(21,960)	$ (9,640)
Net loss per share (Note 2(d)):			
Basic and diluted loss per share	$ (11.98)	$ (1.73)	$ (0.65)
Basic and diluted weighted average common shares outstanding	1,915	12,668	14,921

(1) The following summarizes the departmental allocation of the amortization of stock-based compensation and intangible assets:

	2000	2001	2002
Cost of revenue	$ 3	$ 4	$ 4
Research and development	61	106	127
Selling and marketing	167	406	360
General and administrative (including amortization of intangible assets)	141	298	329
	$372	$814	$820

The accompanying notes are an integral part of these consolidated financial statements.

SKILLSOFT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

	Convertible Preferred Stock		Class A Common Stock		Common Stock									
	Number of Shares	Carrying Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Additional Paid-In Capital	Warrants Outstanding	Accumulated Deficit	Deferred Compensation	Notes Receivable From Stockholders	Cumulative Translation Adjustment	Total Stockholders' Equity (Deficit)	Comprehensive Loss
							(In thousands, except share data)							
BALANCE, JANUARY 31, 1999	6,380,953	$ 11,952	2,464,000	$ 2	—	$—	$ 644	$ —	$ (9,097)	$ —	$(306)	$ —	$ 3,195	
Issuance of Class A restricted common stock	—	—	340,000	1	—	—	187	—	—	—	(33)	—	155	
Issuance of Series B convertible preferred stock, net of issuance costs	2,380,952	5,000	—	—	—	—	—	—	—	—	—	—	5,000	
Issuance of Series C convertible preferred stock, net of issuance costs of $6	1,195,238	3,759	—	—	—	—	3,765	—	(3,765)	—	—	—	3,759	
Deferred compensation related to grants of stock options and issuance of Class A restricted common stock	—	—	—	—	—	—	2,852	—	—	(2,852)	—	—	—	
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	372	—	—	372	
Exercise of stock options	—	—	44,072	0	—	—	12	—	—	—	—	—	12	
Warrants granted in connection with line of credit	—	—	—	—	—	—	—	319	—	—	—	—	319	
Translation adjustment	—	—	—	—	—	—	—	—	—	—	—	14	14	$ 14
Net loss	—	—	—	—	—	—	—	—	(19,183)	—	—	—	(19,183)	(19,183)
Comprehensive net loss for the year ended January 31, 2000														(19,169)
BALANCE, JANUARY 31, 2000	9,957,143	20,711	2,848,072	3	—	—	7,460	319	(32,045)	(2,480)	(339)	14	(6,357)	
Issuance of common stock, net of issuance costs of $4,852	—	—	—	—	3,707,857	4	47,055	—	—	—	—	—	47,059	
Conversion of Class A common stock into common stock	—	—	(2,848,072)	(3)	2,848,072	3	—	—	—	—	—	—	—	
Conversion of convertible preferred stock into common stock	(9,957,143)	(20,711)	—	—	6,638,095	6	20,705	—	—	—	—	—	—	
Exercise of stock options	—	—	—	—	100,357	0	67	—	—	—	—	—	67	
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	753	—	—	753	
Issuance of stock options to a non-employee	—	—	—	—	—	—	61	—	—	—	—	—	61	
Deferred compensation reversal due to termination of employees	—	—	—	—	—	—	(123)	—	—	123	—	—	—	
Translation adjustment	—	—	—	—	—	—	—	—	—	—	—	45	45	45
Net loss	—	—	—	—	—	—	—	—	(21,960)	—	—	—	(21,960)	(21,960)
Comprehensive net loss for the year ended January 31, 2001														

SKILLSOFT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS — (Continued)

	Convertible Preferred Stock		Class A Common Stock		Common Stock									
	Number of Shares	Carrying Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Additional Paid-In Capital	Warrants Outstanding	Accumulated Deficit	Deferred Compensation	Notes Receivable From Stockholders	Cumulative Translation Adjustment	Total Stockholders' Equity (Deficit)	Comprehensive Loss
							(In thousands, except share data)							
BALANCE, JANUARY 31, 2001	—	$ —	—	$—	13,294,381	$13	$ 75,225	$ 319	$(54,005)	$(1,604)	$(339)	$ 59	$ 19,668	$(21,915)
Issuance of common stock, net of issuance costs of $836	—	—	—	—	2,796,250	3	71,974	—	—	—	—	—	71,977	
Exercise of stock options	—	—	—	—	219,926	0	1,407	—	—	—	—	—	1,407	
Issuance common stock under Employee Stock Purchase Plan	—	—	—	—	11,199	0	247	—	—	—	—	—	247	
Issuance of common stock related to exercise of common stock warrants	—	—	—	—	37,350	0	319	(319)	—	—	—	—	—	
Issuance of common stock and assumption of common stock options in the purchase of a business	—	—	—	—	954,535	1	29,309	—	—	—	—	—	29,310	
Deferred compensation associated with assumed stock options in the purchase of a business	—	—	—	—	—	—	1,752	—	—	(1,752)	—	—	—	
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	793	—	—	793	
Repayment of note receivable	—	—	—	—	—	—	—	—	—	—	1	—	1	
Translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(13)	(13)	(13)
Net loss	—	—	—	—	—	—	—	—	(9,640)	—	—	—	(9,640)	(9,640)
Comprehensive net loss for the year ended January 31, 2002														
BALANCE, JANUARY 31, 2002	—	$ —	—	$—	17,313,641	$17	$180,233	$ —	$(63,645)	$(2,563)	$(338)	$ 46	$113,750	$ (9,653)

SKILLSOFT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended January 31, 2000	2001	2002
		(In thousands)	
Cash flows from operating activities:			
Net loss	$(19,183)	$(21,960)	$ (9,640)
Adjustments to reconcile net loss to net cash used in operating activities —			
Stock-based compensation	372	814	793
Interest expense related to warrants	319	—	—
Accrued interest expense	13	—	—
Depreciation and amortization	227	466	976
Provision for bad debts	25	21	164
Changes in current assets and liabilities, net of acquisitions —			
Accounts receivable	(2,136)	(9,784)	(6,366)
Prepaid expenses and other current assets	(1,282)	62	510
Accounts payable	493	665	621
Accrued expenses	1,691	948	1,103
Deferred revenue	3,109	10,738	5,217
Net cash used in operating activities	(16,352)	(18,030)	(6,622)
Cash flows from investing activities:			
Purchases of property and equipment	(316)	(1,423)	(1,867)
Purchase of short-term investments	(9,868)	(39,991)	(43,636)
Maturity of short-term investments	13,210	28,631	11,235
Purchase of long-term investments	—	—	(13,785)
Cash used in purchase of business, net of cash acquired	—	—	(6,313)
Increase in other assets	—	(28)	—
Net cash provided by (used in) investing activities	3,026	(12,811)	(54,366)
Cash flows from financing activities:			
Issuance of Series B convertible preferred stock, net of issuance costs	5,000	—	—
Issuance of Series C convertible preferred stock, net of issuance costs	3,759	—	—
Issuance of Class A restricted common stock	155	—	—
Issuance of common stock, net of issuance costs	—	47,059	71,977
Exercise of stock options	12	68	1,407
Proceeds from employee stock purchase plan	—	—	247
Repayment of note receivable	—	—	1
Proceeds from line of credit	4,500	—	—
Payments on line of credit	—	(4,500)	—
Net cash provided by financing activities	13,426	42,627	73,632
Effect of exchange rate changes on cash and cash equivalents	13	26	(6)
Net increase (decrease) in cash and cash equivalents	111	11,812	12,638
Cash and cash equivalents, beginning of year	624	735	12,547
Cash and cash equivalents, end of year	$ 735	$ 12,547	$ 25,185
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 89	$ 21	$ —
Supplemental disclosure of non-cash financing transactions:			
Issuance of Class A restricted common stock for notes receivable from stockholders	$ 33	$ —	$ —
Preferred stock dividend due to beneficial conversion feature of Series C convertible preferred stock	$ 3,765	$ —	$ —
Issuance of common stock related to exercise of common stock warrant	$ —	$ —	$ 319
Supplemental disclosure of cash flows related to acquisition:			
The Company acquired a company as described in Note 3.			
The acquisition is summarized as follows:			
Fair value of assets acquired, excluding cash			$ 49,513
Payments in connection with the acquisition, net of cash acquired			(6,313)
Issuance of common stock and assumption of common stock options			(29,310)
Liabilities assumed			$ 13,890

The accompanying notes are an integral part of these consolidated financial statements.

(1) Operations

SkillSoft Corporation (the Company) was incorporated in Delaware on October 15, 1997. The Company commenced operations on January 8, 1998 in conjunction with its initial round of financing. The Company is a provider of Web-based training resources that cover a variety of professional effectiveness, business and information technology topics.

(2) Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies, as described in this note and elsewhere in these notes.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

(b) Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, *Software Revenue Recognition*, as amended by SOP 98-4 and SOP 98-9. The Company derives revenue primarily pursuant to license agreements under which customers license usage of delivered products for a period of one, two or three years. On each anniversary date during the term of multi-year license agreements, customers are generally allowed to exchange any or all of the licensed products for an equivalent number of alternative products within the Company's course library.

The annual license fee for the first year is generally billed in advance. Revenue is recognized either at the time of delivery of products or over the term of the contract, depending on specific contract terms. In the event that the customer initially specifies the entire set of licensed courses to be delivered and those courses are available and delivered, the license revenue for the first year of the contract is recognized upon execution of the contract and delivery of the courses. License fees for subsequent years of multi-year license agreements are billed generally on the anniversary date of the agreement and recognized in the manner described above or, if the customer exchanges courses at the renewal date, upon delivery of the exchanged courses. Revenue is recognized ratably over the license period if the number of courses that a customer has access to is not clearly defined and/or is not yet available or selected at the inception of the contract. This occurs when such customer does not initially specify the entire set of licensed courses or is given exchange privileges that are exercisable other than on the contract anniversaries and/or if the customer licenses all courses currently available and to be developed during a particular term. In some circumstances, the Company offers payment terms of up to six months from the initial shipment date or anniversary date for multi-year agreements to its customers. To the extent that a customer is given extended payment terms, revenue is recognized as cash becomes due, assuming all of the other elements of revenue recognition have been satisfied.

The Company also derives service revenue from extranet hosting/application service provider (ASP) services and online mentoring services, which is recognized as the service is performed. Revenue related to extranet hosting/ASP services is recognized on a straight line basis over the period in which the services are provided. For the fiscal years ended January 31, 2000, 2001 and 2002, the Company recognized approximately $115,000, $490,000 and $2,039,000 of service revenue, respectively. For multi-element agreements where the Company provides these services, vendor-specific objective evidence exists to allocate the total fee to the elements of the agreement.

The cost of satisfying any Post Contract Support (PCS), which essentially represents a warranty obligation, is accrued at the time license revenue is recognized, as PCS fees are included in the annual license fee. The accrued PCS costs are included in deferred revenue in the accompanying consolidated balance sheets. The estimated cost of providing PCS during the agreements is insignificant and the Company does not offer it separately.

Deferred revenue includes the unrecognized portion of revenue associated with license fees for which the Company has received payment. In addition, deferred revenue includes amounts which have been billed and not collected for which revenue is being recognized ratably over the license period, which totaled $1,689,000, $8,080,000 and $12,232,000 at January 31, 2000, 2001 and 2002, respectively.

(d) Net Loss Per Share

Basic and diluted net loss per common share was determined by dividing net loss applicable to common shareholders by the weighted average common shares outstanding during the period. Weighted average shares outstanding excludes unvested shares of restricted common stock of 671,870, 175,054 and 31,912 as of January 31, 2000, 2001 and 2002, respectively. Basic and diluted net loss per share are the same, as outstanding common stock options and convertible preferred stock are antidilutive as the Company has recorded a net loss for all periods presented. Options to purchase 832,875, 1,374,144 and 2,988,184 common shares have been excluded from the computation of diluted weighted average shares outstanding as of January 31, 2000, 2001 and 2002, respectively. Warrants to purchase 60,606 shares of common stock outstanding at January 31, 2000 and 2001 have also been excluded from the computation of diluted weighted average shares outstanding for the years then ended. Shares of common stock issuable upon the conversion of outstanding convertible preferred stock have also been excluded for the year ended January 31, 2000.

(e) Foreign Currency Translation

Assets and liabilities of the foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, *Foreign Currency Translation*. In accordance with SFAS No. 52, assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates, and income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses arising from translation are accumulated as a separate component of stockholders' equity (deficit). Gains and losses arising from transactions denominated in foreign currencies were not material for the periods presented.

(f) Cash, Cash Equivalents, Short-term Investments and Long-term Investments

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. The Company accounts for its investments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Under SFAS No. 115, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, which approximates market value. The Company classifies all securities as held-to-maturity. Securities with original maturities of greater than 90 days but less than 365 days are classified as short-term investments. Securities with original maturities greater than 365 days are classified as long-term investments.

Cash, cash equivalents, short-term investments and long-term investments as of January 31, 2001 and 2002 are as follows:

Description	Contracted Maturity	January 31, 2001	January 31, 2002
		(amounts in thousands)	
Cash and cash equivalents:			
Cash	N/A	$ 1,205	$ 5,922
Commercial paper	0-3 months	1,284	4,764
Federal agency notes	0-3 months	7,980	14,239
Money market funds	0-3 months	2,078	260
Total cash and cash equivalents		12,547	25,185
Short-term investments:			
Money market funds	4-12 months	—	3,418
Commercial paper	4-12 months	—	12,100
Federal agency notes	4-12 months	11,360	28,243
		11,360	43,761
Long-term investments:			
Federal agency notes	13-24 months	—	13,786
		$23,907	$82,732

(g) Depreciation and Amortization

The Company provides for depreciation and amortization by charges to operations in amounts estimated to allocate the cost of property and equipment over their estimated useful lives, on a straight-line basis, as follows:

	Estimated Useful Lives
Computer equipment	2-3 years
Furniture and fixtures	5 years
Leasehold improvements	Life of lease

(h) Software Development Costs and Research and Development Expenses

SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed,* requires the capitalization of certain computer software development costs incurred after technological feasibility is established. Once technological feasibility of a software product has been established, the additional development costs incurred to bring the product to a commercially acceptable level has not been and is not expected to be significant. The Company did not capitalize software development costs during the periods presented, with the exception of the fair value of software developed by Books24x7.com, Inc. (Books) that the Company purchased in connection with its acquisition during the year ended January 31, 2002.

The Company charges all research and development expenses, which include course content development fees, to operations as incurred.

(i) Comprehensive Loss

SFAS No. 130, *Reporting Comprehensive Income*, requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, other events and circumstances from nonowner sources. Comprehensive income (loss) is disclosed in the accompanying consolidated statements of stockholders' equity (deficit) and comprehensive loss.

(j) Fair Value of Financial Instruments

Financial instruments consist mainly of cash and cash equivalents, short-term investments, long-term investments, accounts receivable and accounts payable. The carrying amounts of the short-term instruments approximate their fair value, due to the short-term nature of these instruments. The Company determines fair value for long-term investments based on quoted market values.

(k) Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company has no significant off-balance-sheet or concentration of credit risks such as foreign exchange contracts, option contracts or other foreign hedging arrangements. For the year ended and as of January 31, 2000, the Company had a customer that individually comprised 22% and 40% of the Company's total revenue and accounts receivable, respectively. For the years ended and as of January 31, 2001 and 2002, no customers individually comprised greater than 10% of total revenue or accounts receivable.

(l) Disclosures About Segments of an Enterprise

The Company follows the provisions of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.* SFAS No. 131 established standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also established standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief operating decision makers, as defined under SFAS No. 131, are the Chief Executive Officer and the Chief Financial Officer. To date, the Company has viewed its operations and manages its business as principally one operating segment. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

(m) Long-Lived Assets

The Company follows the provisions of SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 121 requires that long-lived assets be reviewed for impairment by comparing the future undiscounted cash flows from the assets with the carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. The Company believes that the carrying value of these assets is realizable and to date has not recorded any impairment charges.

(n) Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations.* SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets.* With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but instead goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. The adoption of this statement did not have a material impact on the Company's consolidated financial statements. The Company will make an assessment for impairment on an annual basis, or as needed.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of this Statement will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect that the adoption of this Statement will have a material impact on its consolidated financial statements.

(3) Acquisition

On December 28, 2001, the Company acquired Books, a provider of Web-based digital technical and business reference content. The Company acquired 100% of the outstanding shares of Books for consideration of $37.8 million plus assumed liabilities. This acquisition was accounted for as a purchase, and accordingly, the results of Books' operations from the date of acquisition are included in the Company's consolidated statements of operations.

The components of the consideration paid are as follows (in thousands):

Description	Amount
Issuance of common stock (954,535 shares)	$22,934
Valuation of common stock options assumed (options to purchase 341,640 shares)	6,376
Cash paid, including acquisition costs	6,612
Liabilities incurred (exit costs)	1,843
Liabilities assumed in excess of tangible assets, net	10,963
Total consideration paid	$48,728

The consideration was allocated to the fair value of assets acquired and liabilities assumed as follows (in thousands):

Description	Amount	Life
Total consideration paid	$48,728	
Less — Value assigned to trademark and trade name	900	Indefinite
Less — Value assigned to internally developed software	600	3 years
Less — Value assigned to customer contracts	500	4 years
Goodwill	$46,728	

The following unaudited pro forma data summarizes the results of operations of the Company for the years ended January 31, 2001 and 2002 as if the Books acquisition had been completed as of the beginning of the year ended January 31, 2001. The pro forma data gives effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of the amortization of intangibles.

	Year ended January 31,	
	2001	2002
	(amounts in thousands)	
Revenues	$ 20,788	$ 48,437
Net loss	$(29,652)	$(21,197)
Loss per share	$ (2.18)	$ (1.42)

As part of the acquisition, the Company undertook a plan to exit certain activities of Books. The cost associated with the exit plan was included in the purchase price and was composed of severance related to reductions in employee headcount and remaining lease obligations related to canceled leases. The reductions in employee headcount totaled 11 employees from the administrative and development functions, and amounted to a charge of approximately $1.6 million, which included severance and other termination costs. The remaining lease obligations related to the vacating of space associated with these functions and amounted to a charge of approximately $200,000. Approximately $20,000 was paid out against the exit plan accrual during the year ended January 31, 2002, and the remainder is expected to be paid by March 2003. The acquisition exit cost consists of the following:

	Employee severance and related costs	Closedown of Facilities	Total
Exit costs incurred in acquisition	$1,561	$282	$1,843
Payments made during the year ended January 31, 2002	(14)	(6)	(20)
Acquisition cost accrual, January 31, 2002	$1,547	$276	$1,823

Allocation of the purchase price for the acquisition was based on estimates of the fair value of the net assets acquired. The fair market value of intangible assets acquired, including the estimates of their useful lives, was based on independent appraisals. In making the purchase price allocation, the Company considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items and an assessment of overall contributions, as well as project risks. In accordance with SFAS No. 142, *Goodwill and other Intangible Assets*, the Company will perform a two-step fair-value based assessment of the intangible assets for impairment during the year ended January 31, 2003, and on at least an annual basis thereafter.

(4) Notes Receivable from Stockholders

In December 1997, the Company issued 633,333 shares of Class A common stock to a founder of the Company in exchange for a full recourse note receivable equal to the fair market value of the shares. The note receivable accrues interest at a rate of 6.2% per annum and the principal and all outstanding interest are due upon the maturity of the note in December 2002. The balance on this note receivable is $166,000 at January 31, 2001 and 2002, and is included as a reduction of stockholders' equity in the accompanying consolidated balance sheets and consolidated statements of stockholders' equity (deficit) and comprehensive loss.

During the fiscal years ended January 31, 1999 and 2000, the Company issued a total of 658,333 shares of Class A restricted common stock to three officers and several key employees of the Company in exchange for full recourse notes receivable equal to the fair market value of the shares. The shares vest ratably on a monthly basis over three years (see Note 8(b)). The notes receivable accrue interest at rates of 4.83% — 5.77% per annum and the principal and all outstanding interest are due upon the maturity of the notes through March 2004. The total balance of these notes receivable is $173,000 and $172,000 at January 31, 2001 and 2002, respectively, and is included as a reduction of stockholders' equity in the accompanying consolidated balance sheets and consolidated statements of stockholders' equity (deficit) and comprehensive loss.

All of the shares of Class A common stock converted into an equal number of shares of common stock in connection with the Company's initial public offering of common stock in February 2000. (See Note 8(b) for the restrictions on the Class A Restricted Common Stock.)

(5) Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes.* Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences are expected to reverse. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

No provision or benefit for federal or state income taxes has been recorded, as the Company incurred net operating losses for all periods presented. As of January 31, 2002, the Company had net operating loss carryforwards of approximately $49,400,000 available to reduce future income taxes, if any. The Company also has available federal tax credit carryforwards of approximately $980,000 at January 31, 2002. If not utilized, these carryforwards expire at various dates through the year ending January 31, 2022. If substantial changes in the Company's ownership should occur, as defined by Section 382 of the Internal Revenue Code (the Code), there could be annual limitations on the amount of carryforwards that can be realized in future periods. The Company has completed several financings since its inception and has incurred ownership changes as defined under the Code. The Company does not believe that these changes in ownership will have a material impact on its ability to use its net operating loss and tax credit carryforwards.

Due to the Company's history of operating losses, there is significant uncertainty surrounding the Company's ability to utilize its net operating loss and tax credit carryforwards. Accordingly, the Company has provided a full valuation allowance against its otherwise recognizable deferred tax assets as of January 31, 2001 and 2002.

Net deferred tax assets consist of the following (amounts in thousands):

	January 31,	
	2001	2002
Net operating loss carryforwards	$ 17,324	$ 19,760
Nondeductible expenses and reserves	1,457	4,076
Tax credits	920	980
	19,701	24,816
Less — Valuation allowance	(19,701)	(24,816)
	$ —	$ —

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

	January 31,		
	2000	2001	2002
Income tax provision at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Increase (decrease) in tax resulting from —			
State tax provision, net of federal benefit	(4.6)	(4.6)	(4.6)
Increase in valuation allowance	38.6	38.6	38.6
Effective tax rate	—%	—%	—%

(6) Commitments and Contingencies

(a) Leases

The Company leases its facilities and certain equipment and furniture under operating lease agreements that expire at various dates through June 2006. Included in the accompanying statements of operations is rent expense for the leased facility and equipment of approximately $134,000, $909,000 and $1,102,000 for the fiscal years ended January 31, 2000, 2001 and 2002, respectively.

Future minimum lease payments under the operating lease agreements are approximately as follows (in thousands):

Fiscal Year	
2003	$1,119
2004	402
2005	251
2006	219
2007	53
	$2,044

(b) Litigation

In May 1998, the former employer of several of the Company's executive officers and key employees filed a lawsuit against the Company, three executive officers and a key employee. The lawsuit has since been amended to include additional key employees and the Company's largest investor. The former employer claims in substance that the Company's President and Chief Executive Officer breached his fiduciary obligations to his former employer by misappropriating alleged trade secrets, commencing a rival concern and interfering with employment relationships by soliciting other employees to join the Company while employed by their former employer; that the Company's Vice President, Worldwide Sales and Marketing breached his fiduciary obligations to his former employer by assisting the Company's President and Chief Executive Officer in these activities; that the other individuals allegedly misappropriated alleged trade secrets; that the Company misappropriated alleged trade secrets and allegedly interfered with employment relationships; and that the 'Company's largest investor allegedly interfered with employment relationships. The claims seek injunctive relief and compensatory damages of $400,000,000, exemplary damages in the additional amount of $400,000,000 and punitive damages of $70,000,000.

In July 2000, the former employer filed another suit against the Company, alleging that the Company's courseware products infringe on patents of the former employer. The claim seeks both injunctive relief and unspecified monetary damages.

Management denies all allegations and believes that it has meritorious defenses to all claims and intends to vigorously defend its positions. It is not possible to predict the outcome of the litigation.

Regardless of the outcome, the litigation will continue to result in significant expenses and may divert the efforts and attention of the Company's management from normal business operations and may have a material adverse impact on the Company's business, financial condition or results of operations. In connection with the defense of the lawsuits, the Company has recorded as expense legal fees of $1,920,000, $1,366,000 and $1,700,000 for the fiscal years ended January 31, 2000, 2001 and 2002, respectively, which are included in general and administrative expenses in the accompanying consolidated statements of operations.

From time to time, the Company is subject to other lawsuits, claims and inquiries, most of which are routine to the nature of its business. In the opinion of management, the resolution of these other matters will not have a material adverse effect on the Company's financial condition.

(7) Convertible Preferred Stock

Prior to its initial public offering, the Company authorized the issuance of 13,000,000 shares of convertible preferred stock (the Preferred Stock), $.001 par value, of which 4,000,000, 4,761,905, and 3,174,603 shares were designated as Series A, Series B and Series C Preferred Stock, respectively. At January 31, 2000, 1,063,492 shares of preferred stock were undesignated for a particular series.

In January 1998, the Company issued 4,000,000 shares of Series A Preferred Stock for gross proceeds of approximately $7,000,000. In August 1998, the Company issued 2,380,953 shares of Series B Preferred Stock for gross proceeds of approximately $5,000,000. In February 1999, the Company issued the remaining 2,380,952 shares of Series B Preferred Stock for gross proceeds of approximately $5,000,000. In August 1999, the Company issued 1,195,238 shares of Series C Preferred Stock for gross proceeds of approximately $3,765,000, and an amount of $3,765,000 was allocated to the beneficial conversion feature in accordance with Emerging Issues Task Force Issue No. 98-5 *Accounting for Convertible Securities with Beneficial Conversion Features or Contingency Adjustable Conversion Ratios,* and was fully amortized through accumulated deficit on the date of issuance.

In connection with the Company's initial public offering, all outstanding shares of Preferred Stock automatically converted into 6,638,095 shares of common stock.

(8) Stockholder's Equity

(a) Capitalization

The Company has authorized capital stock of 50,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value Preferred Stock.

On February 4, 2000, the Company closed its initial public offering of 3,100,000 shares of common stock at a public offering price of $14 per share. On February 15, 2000, in connection with the exercise of the underwriters' over-allotment option, the Company issued an additional 465,000 shares of common stock at the initial public offering price of $14 per share. Net proceeds to the Company from the initial public offering and the exercise of the over-allotment option were approximately $45,000,000.

On July 30, 2001, the Company closed a public offering of 2,796,250 shares of common stock at a public offering price of $28 per share. Net proceeds to the Company from this offering were approximately $71,977,000. In addition to shares issued by the Company, certain members of management and a key investor of the Company sold 255,000 and 600,000 shares of common stock, respectively, at a public offering price of $28 per share.

(b) Common Stock

Prior to the Company's initial public offering, the Company authorized shares of Class A and Class B common stock, $0.001 par value. The voting, dividend and liquidation rights of the holders of the common stock were subject to, and qualified by, the rights of the holders of Preferred Stock.

The Company issued 1,340,000 shares of Class A common stock, which were not part of the 1998 Stock Incentive Plan, to a founder of the Company and to several private investors in December 1997. Of these shares, 633,333 shares were issued to a founder of the Company in exchange for a full recourse note receivable (see Note 4).

During the fiscal years ended January 31, 1999 and 2000, the Company issued 1,124,000 and 340,000 shares of Class A restricted common stock, respectively, pursuant to the 1998 Stock Incentive Plan. Of these shares, 658,333 were issued to three officers and several key employees of the Company in exchange for full recourse notes receivable (see Note 4). These shares all vest ratably on a monthly basis over a three-year period; unvested shares are subject to the right of repurchase by the Company at the original sales price of the shares. In addition, these shares are subject to a restriction on transfer of ownership, and the Company holds a right of first refusal option upon the sale of the shares.

As of January 31, 2002, a total of 31,912 shares of common stock are subject to the right of repurchase by the Company.

In connection with the Company's initial public offering on February 4, 2000, all issued and outstanding shares of Class A common stock and Class A restricted common stock were converted to a new class of common stock, and the certificate of incorporation was amended to eliminate the designation of the Class A and Class B common stock.

In December 1999, the Company granted warrants to purchase 60,606 shares of Class A common stock at an exercise price of $8.25 per share to a financial institution. The Company valued the warrants at $319,228 using the Black-Scholes option pricing model. This amount was charged to interest expense in the accompanying consolidated statement of operations for the year ended January 31, 2000, the period representing the estimated term of the borrowings. In March 2001, the Company issued 37,350 shares of common stock in a net exercise of the warrant.

(c) Stock Option Plan

In February 1998, the Company adopted the 1998 Stock Incentive Plan (the 1998 Plan), pursuant to which up to 3,126,667 shares of common stock may be issued. In July 2001, the Company adopted the 2001 Stock Incentive Plan (the 2001 Plan), pursuant to which up to 1,450,000 shares of common stock may be issued, subject to increase in accordance with the terms of the 2001 Plan. Under the 1998 Plan and 2001 Plan, the Company may grant both incentive stock options and nonqualified stock options, as well as award or sell shares of common stock to employees, directors or outside consultants of the Company. All option grants, prices and vesting periods are determined by the Board of Directors. Incentive stock options may be granted at a price not less than 100% of the fair market value of the common stock on the date of grant and not less than 110% of the fair market value for a stockholder holding more than 10% of the Company's voting common stock.

All stock option activity under the Plan for the fiscal years ended January 31, 2000, 2001 and 2002 is as follows:

	Shares	Exercise Price	Weighted Average Exercise Price
Outstanding, January 31, 1999	290,167	$ 0.26	$ 0.26
Granted	651,863	0.26 - 13.00	4.35
Exercised	(44,072)	0.26	0.26
Canceled	(65,083)	0.26 - 1.50	0.64
Outstanding, January 31, 2000	832,875	0.26 - 13.00	3.43
Granted	756,115	8.81 - 30.00	15.09
Exercised	(100,357)	0.26 - 10.50	0.67
Canceled	(114,489)	0.26 - 27.50	9.34
Outstanding, January 31, 2001	1,374,144	0.26 - 30.00	9.56
Granted	2,050,701	0.60 - 36.13	17.13
Exercised	(219,926)	0.26 - 37.96	6.36
Canceled	(216,735)	0.26 - 34.45	16.21
Outstanding, January 31, 2002	2,988,184	0.26 - 36.13	14.62
Exercisable, January 31, 2002	722,076	$0.26 - 36.13	$ 5.99
Exercisable, January 31, 2001	223,863	$0.26 - 13.75	$ 3.21
Exercisable, January 31, 2000	47,350	$ 0.26	$ 0.26

The following table summarizes certain information relating to the outstanding and exercisable options as of January 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.26 - 1.50	669,312	8.24	$ 0.70	438,176	$ 0.67
3.01 - 14.50	534,180	8.34	12.19	181,307	12.36
14.63 - 15.05	871,685	9.63	15.04	57,272	15.03
15.75 - 27.45	763,391	9.33	24.75	42,197	19.89
27.60 - 36.13	149,616	9.32	31.40	3,124	29.21
	2,988,184	9.00	$14.62	722,076	$ 5.99

In connection with certain issuances of Class A restricted common stock and stock option grants during the year ended January 31, 2000, the Company recorded deferred compensation of $2,852,000, which represents the aggregate difference between the exercise or sale price and the fair market value of the common stock as determined for accounting purposes. The deferred compensation will be recognized as an operating expense over the vesting period of the restricted common stock and the underlying stock options. The Company recorded compensation expense of $372,000, $753,000 and $736,000 in the years ended January 31, 2000, 2001 and 2002, respectively, related to these restricted shares and options.

During the year ended January 31, 2001, the Company granted options to purchase 5,000 shares of common stock to a non-employee in consideration for rendered services. These options were fully vested at the date of grant. The Company recorded stock-based compensation of $61,000, which represents the value of such options as calculated using the Black-Scholes option pricing model.

In connection with the purchase of Books 24x7.com, Inc. on December 28, 2001, the Company assumed the Books24x7.com, Inc. 1994 Stock Option Plan, consisting of options to purchase 341,640 shares. These options were valued at approximately $6,376,000 using the Black-Scholes option pricing model, and included in the determination of consideration paid. In addition the Company recorded deferred compensation of $1,752,000, which represents the intrinsic value of unvested options assumed in the transaction. The deferred compensation will be amortized to expense over the vesting period of the stock options. The Company recorded compensation expense of $57,000 in the year ended January 31, 2002 related to these options.

(d) Employee Stock Purchase Plans

In 2001, the Company's Board of Directors and stockholders approved the 2001 Employee Stock Purchase Plan, under which a maximum of 264,000 shares may be issued. In 2001, the Company's Board of Directors approved the 2001 International Employee Stock Purchase Plan under which a maximum of 50,000 shares may be issued.

Participants in each of the 2001 Employee Stock Purchase Plan and the 2001 International Employee Stock Purchase Plan are granted options to purchase shares of common stock on the last business day of each six-month payment period ending each June 30 and December 31 for 85% of the market price of the common stock on the first or last business day of such payment period, whichever is less. The purchase price for such shares is paid through payroll deductions, and the current maximum allowable payroll deduction is 15% of each eligible employee's compensation. Under the ESPP Plans, the Company issued 11,199 shares during the year ended January 31, 2002. As of January 31, 2002, there were 254,185 shares available for future issuance under the 2001 Employee Stock Purchase Plan and 48,616 shares available for future issuance under the 2001 International Employee Stock Purchase Plan.

(e) Stock-Based Compensation

The Company applies the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 123 requires the measurement of the fair value of stock options to employees to be included in the statements of operations or disclosed in the notes to financial statements. The Company accounts for stock-based compensation for its employees under APB Opinion No. 25 and elected the disclosure-only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on earnings as if the fair-value-based method of accounting under SFAS No. 123 had been adopted, as well as certain other information.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in the years ended January 31, 2000, 2001 and 2002 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average information and assumptions used for the grants is as follows:

	Year Ended January 31,		
	2000	2001	2002
	(In thousands, except per share data)		
Risk-free interest rates	5.10 - 6.38%	5.28 - 6.72%	3.58 - 5.01%
Expected dividend yield	—	—	—
Volatility factor	68%	102%	93%
Expected lives	7 years	7 years	7 years
Weighted average fair value of options granted	$ 3.17	$ 12.96	$ 9.57

Had compensation expense for the Plan been determined consistent with SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have been increased to the following pro forma amounts:

	Year Ended January 31,		
	2000	2001	2002
	(In thousands, except per share data)		
Net loss —			
As reported	$(19,183)	$(21,960)	$ (9,640)
Pro forma	(19,278)	(23,861)	(16,224)
Basic and diluted net loss per share —			
As reported	(11.98)	(1.73)	(0.65)
Pro forma	(12.03)	(1.88)	(1.09)

Because additional option grants are expected to be made in future periods, the above pro forma disclosures may not be representative of pro forma effects on results for future periods.

(9) Accrued Expenses

Accrued expenses in the accompanying consolidated balance sheets consist of the following (in thousands):

	January 31,	
	2001	2002
Accrued compensation and benefits	$ 921	$ 3,843
Course development fees	777	801
Professional fees	633	1,537
Acquisition exit costs	—	1,823
Other	1,438	3,363
	$3,769	$11,367

(10) Related Parties

(a) Spherion Corporation

In April 2000, the Company sold 142,857 shares of common stock to Spherion Corporation (Spherion) (formerly Interim Services, Inc.), at a price of $14 per share, which approximated the fair market value at that date. In addition, the Company entered into a separate license arrangement with Spherion, under which the Company recognized approximately $383,000 and $493,000 of product revenue in the years ended, January 31, 2001 and 2002, respectively. The Company believes that all transactions with Spherion are rendered at arms' length.

(b) Business Performance Technologies, LLP

During the year ended January 31, 2001, the Company invested approximately $100,000 in Business Performance Technologies, LLP (BPT), a provider of consulting services to the Company's customers. The investment entitles the Company to a minority interest in BPT and is accounted for using the cost method. The Company provided a full valuation allowance against this investment during the year ended January 31, 2001 because the ultimate value of BPT is not certain.

During the year ended January 31, 2002, the Company advanced certain amounts to BPT. As of January 31, 2002, the net note receivable balance of $150,000 is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.

Included in accounts payable on the accompanying Consolidated Balance Sheet as of January 31, 2001 and 2002 was approximately $50,000 and $168,000 due to BPT, respectively. Revenue recorded by the Company associated with work performed by BPT during the year ended January 31, 2002 was approximately $920,000. Revenue associated with work performed by BPT during to the years ended January 31, 2000 and 2001 was not material.

(11) Financial Information by Geographic Area

Domestic and international revenues as a percentage of total revenues are as follows:

	Year ended January 31,		
	2000	2001	2002
United States	100%	90%	88%
Europe	—	8	9
Other	—	2	3
	100%	100%	100%

Long-lived assets located at international facilities are not significant.

(12) Employee Benefit Plan

The Company has a 401(k) plan covering all employees of the Company who have met certain eligibility requirements. Under the terms of the 401(k) plan, the employees may elect to make tax-deferred contributions to the 401(k) plan. In addition, the Company may match employee contributions, as determined by the Board of Directors, and may make a discretionary contribution to the 401(k) plan. No matching or discretionary contributions have been made to the 401(k) plan in any period.

(13) Valuation & Qualifying Accounts

Allowance for Doubtful Accounts (amounts in thousands)

	Balance at Beginning of Period	Addition Charged to Expense	Deductions	Other	Balance at End of Period
Year ended January 31, 2000	$—	$ 25	$—	$—	$ 25
Year ended January 31, 2001	$25	$ 21	$—	$—	$ 46
Year ended January 31, 2002(1)	$46	$164	$—	$59	$269

(1) Other relates to amount acquired in an acquisition.

EXHIBIT INDEX

Exhibit No.	Title
3.01(1)	Amended and Restated Certificate of Incorporation of SkillSoft.
3.02(2)	Amended and Restated By-Laws of SkillSoft.
10.01*(1)	1998 Stock Incentive Plan, as amended.
10.02*(1)	1999 Non-Employee Director Stock Option Plan
10.03*(1)	Employment Agreement between SkillSoft and Charles E. Moran.
10.04*(1)	Security Agreement and Secured Promissory Note between SkillSoft and Charles E. Moran, each dated December 10, 1997.
10.05*(1)	Employment Agreement dated January 12, 1998 between SkillSoft and Mark A. Townsend.
10.06*(1)	Employment Agreement dated January 12, 1998 between SkillSoft and Thomas J. McDonald.
10.07*(1)	Employment Agreement dated April 9, 1998 between SkillSoft and Jerald A. Nine.
10.08(1)	Amended and Restated Registration and Investor Rights Agreement dated August 5, 1999, between SkillSoft and the Investors named therein.
10.09(1)	Amendment No. 1 to Amended and Restated Registration and Investor Rights Agreement.
10.10(2)	Lease dated February 18, 1998, as amended, between SkillSoft and Five N Associates.
10.10.1	Fifth Supplemental Agreement dated November 26, 2001 to the Lease between SkillSoft and Five N Associates.
10.11*(1)	Restricted Stock Purchase Agreement dated March 13, 1999 between SkillSoft and Jerald A. Nine.
10.12*(1)	Restricted Stock Purchase Agreement dated March 31, 1999 between SkillSoft and Charles E. Moran.
10.13*(1)	Restricted Stock Purchase Agreement dated March 31, 1999 between SkillSoft and Mark A. Townsend.
10.14*(1)	Restricted Stock Purchase Agreement dated August 30, 1999 between SkillSoft and James Adkisson.
10.15*(1)	Restricted Stock Purchase Agreement dated September 1, 1999 between SkillSoft and William T. Coleman, Trustee of the Coleman Family Trust.
10.16(3)	Agreement and Plan of Merger dated as of December 6, 2001 by and among SkillSoft and Books24x7.com, Inc.
10.17	Books24x7.com, Inc. 1994 Stock Option Plan.
10.18*(4)	2001 Stock Incentive Plan.
10.19*	2001 Employee Stock Purchase Plan.
10.20*	2001 International Employee Stock Purchase Plan.
10.21(5)	First Amended and Restated Stockholders Agreement dated as of August 5, 1999, between SkillSoft and the Investors named therein.
10.22	Lease dated February 1, 2002 between River Ridge Limited Partnership and SkillSoft.
10.23	Lease dated May 25, 2001 between 1987 Tamposi Limited Partnership and SkillSoft.
21.01	Subsidiaries of SkillSoft.
23.01	Consent of Arthur Andersen LLP.
99.1	Assurance Letter Regarding Representations of Arthur Andersen LLP.

---

* Management contracts and compensatory plans or arrangements.

(1) Incorporated by reference to the Registration Statement on Form S-1 (File No. 333-86815).

(2) Incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended January 31, 2001.

(3) Incorporated by reference to the Current Report on Form 8-K filed on January 10, 2002.

(4) Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2001.

(5) Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2001.

NOTES

EXECUTIVE OFFICERS

Charles E. Moran
President, Chief Executive Officer
and Chairman of the Board

Thomas J. McDonald
Chief Financial Officer, Vice President of
Operations, Treasurer and Secretary

Jerald A. Nine Jr.
Executive Vice President,
Sales and Marketing and
General Manager, Books Division

Mark A. Townsend
Vice President, Product Development

BOARD OF DIRECTORS

Charles E. Moran
President, Chief Executive Officer
and Chairman of the Board
SkillSoft Corporation

Stewart K.P. Gross
Director

C. Samantha Chen
Director

James Adkisson
Director

William T. Coleman III
Director

John J. Neuhauser
Director

CORPORATE INFORMATION

Corporate Headquarters
SkillSoft Corporation
20 Industrial Park Drive
Nashua, NH 03062
[603] 324-3000
www.skillsoft.com

Annual Meeting
The Annual Meeting of the Company's stockholders will be held at 8:00 a.m. on June 13, 2002 at Hale and Dorr LLP located in Boston, MA.

Common Stock
The Company's common stock is listed on Nasdaq under the Ticker Symbol "SKIL".

Investor Relations
Morgen-Walke Associates, Inc.
380 Lexington Avenue, 50th Floor
New York, NY 10168
[212] 850-5600
www.morgenwalke.com

Legal Counsel
Hale and Dorr LLP
60 State Street
Boston, MA 02109
[617] 526-6000
www.haleanddorr.com

Independent Auditors
Arthur Andersen LLP
225 Franklin Street
Boston, MA 02110
[617] 330-4000
www.arthurandersen.com

Transfer Agent and Registrar
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
[201] 288-9541
www.melloninvestor.com

Corporate Office
20 Industrial Park Drive
Nashua, NH 03062
[603] 324-3000

SkillSoft

www.skillsoft.com

Nasdaq: SKIL